       As filed with the Securities and Exchange Commission on February 24, 2004
                                                              FILE No.____-_____
                                                                        811-4160

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                 Amendment No. 8

                              JPF SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                               (Name of Depositor)

                                One Granite Place
                               Concord, N.H. 03301
                    (Address of Principal Executive Offices)

                               Ronald R. Angarella
                                    President
                     Jefferson Pilot Securities Corporation
                                One Granite Place
                               Concord, N.H. 03301
               (Name and Address of Agent for Service of Process)

                                   Copies to:
                           Frederick C. Tedeschi, Esq.
                   Jefferson Pilot Financial Insurance Company
                                One Granite Place
                               Concord, N.H. 03301

================================================================================

Title and amount of Securities being registered:
   Units of Interest in the Separate Account Under Individual Flexible Premium Variable Life Insurance Policies.

   The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940.

Approximate Date of Proposed Public Offering: May 1, 2004

It is proposed that this filing will become effective:
  _____ Immediately upon filing pursuant to paragraph (b)
  _____ On [date] pursuant to paragraph (b)
  _____ 60 days after filing pursuant to paragraph (a)(1)
  _____ On [date] pursuant to paragraph (a)(1) of Rule 485.

IF APPROPRIATE, CHECK THE FOLLOWING BOX:
/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a) MAY DETERMINE.

                                 CROSS REFERENCE
                              REQUIRED BY FORM N-6

N-6 ITEM     CAPTION IN PROSPECTUS
--------     ---------------------
 1           Cover Page; Back Cover

 2           Policy Benefits/Risk Summary; Policy Risks; Portfolio Risks

 3           Fee Tables

 4           Investment and Fixed Account Options

 5           Charges and Fees

 6           Policy Changes; Policy Rights; Death Benefit; Additional Information; Miscellaneous Policy Provisions

 7           Policy Choices; Policy Values; Definitions

 8           Death Benefit; Policy Values

 9           Policy Rights; Policy Values

10           Policy Rights

11           Policy Rights

12           Tax Matters

13           Additional Information

14           Financial Statements

             CAPTION IN STATEMENT OF ADDITIONAL INFORMATION

15           Cover Page; Table of Contents

16           Jefferson Pilot Financial Insurance Company

17           Administration; Records and Reports; Custody of Assets; Administrator; Principal Underwriter

18           Not Applicable

19           More Information About the Policy

20           Principal Underwriter; Distribution of the Policy

21           Not Applicable

22           Not Applicable

23           Not Applicable

24           Financial Statements

25           Not Applicable

                                   MAY 1, 2004

                              ENSEMBLE ACCUMULATOR

                             JPF SEPARATE ACCOUNT A
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
  One Granite Place, Concord, New Hampshire 03301 Telephone No.: 1-800-258-3648

This Prospectus describes the Ensemble Accumulator Variable Life Insurance Policy ("Ensemble Accumulator" or "the Policy"), a flexible premium variable life insurance policy issued and underwritten by Jefferson Pilot Financial Insurance Company ("we" or "JP Financial" or "the Company"). The Policy provides life insurance and pays a benefit, as described in this Prospectus, upon the Insured's death or surrender of the Policy. The Policy allows flexible premium payments, Policy Loans, Withdrawals, and a choice of Death Benefit Options. Your account values may be invested on either a fixed or variable or combination of fixed and variable basis. You may allocate your Net Premiums to JPF Separate Account A ("Separate Account A" or the "Separate Account"), and/or the General Account, or both Accounts. The Divisions of Separate Account A support the benefits provided by the variable portion of the Policy. The Accumulation Value allocated to each Division is not guaranteed and will vary with the investment performance of the associated Portfolio. Net Premiums allocated to the General Account will accumulate at rates of interest we determine; such rates will not be less than 3% per year. Your Policy may lapse if the Surrender Value is insufficient to pay a Monthly Deduction. For the first five Policy Years, however, if you pay the Minimum Annual Premium, your Policy will not lapse, regardless of changes in the Surrender Value. The Policy also has a coverage protection provision. We will send premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. If the Policy lapses, you may apply to reinstate it.

The Policy has a free look period during which you may return the Policy. We will refund your Premium (See "Right of Policy Examination").

This Prospectus also describes the Divisions used to fund the Policy through the Separate Account. Each Division invests exclusively in one of the following
Portfolios:

JPVF GROWTH PORTFOLIO
JPVF SMALL COMPANY PORTFOLIO
JPVF MID-CAP GROWTH PORTFOLIO
JPVF STRATEGIC GROWTH PORTFOLIO
JPVF MID-CAP VALUE PORTFOLIO
JPVF CAPITAL GROWTH PORTFOLIO
JPVF SMALL-CAP VALUE PORTFOLIO
JPVF VALUE PORTFOLIO
JPVF INTERNATIONAL EQUITY PORTFOLIO
JPVF S&P 500 INDEX PORTFOLIO
JPVF WORLD GROWTH STOCK PORTFOLIO
JPVF HIGH YIELD BOND PORTFOLIO
JPVF BALANCED PORTFOLIO
JPVF MONEY MARKET PORTFOLIO
AMERICAN CENTURY VP INTERNATIONAL FUND
AMERICAN CENTURY VP VALUE, CLASS II
AMERICAN FUNDS INSURANCE SERIES, GROWTH FUND, CLASS 2
AMERICAN FUNDS INSURANCE SERIES, GROWTH-INCOME FUND, CLASS 2
GOLDMAN SACHS CAPITAL GROWTH FUND
FIDELITY VIP GROWTH PORTFOLIO
FIDELITY VIP MID CAP PORTFOLIO
FIDELITY VIP EQUITY-INCOME PORTFOLIO
FIDELITY VIP CONTRAFUND(R) PORTFOLIO
FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO, SERVICE CLASS 2
FRANKLIN SMALL CAP VALUE SECURITIES FUND, CLASS 2
MFS RESEARCH SERIES
MFS UTILITIES SERIES
PIMCO TOTAL RETURN PORTFOLIO
PROFUND VP TECHNOLOGY
PROFUND VP HEALTHCARE
PROFUND VP FINANCIAL
SCUDDER VIT SMALL CAP INDEX FUND CLASS B
TEMPLETON FOREIGN SECURITIES FUND: CLASS 2

VANGUARD(R) VIF SMALL COMPANY GROWTH PORTFOLIO
VANGUARD(R) VIF MID-CAP INDEX PORTFOLIO
VANGUARD(R) VIF REIT INDEX PORTFOLIO

Not all Divisions may be available under all Policies or in all jurisdictions. You may obtain the current Prospectus and Statement of Additional Information ("SAI") for any of the Portfolios by calling (800) 258-3648 x7719.

In certain states the Policies may be offered as group contracts with individual ownership represented by Certificates. The discussion of Policies in this prospectus applies equally to Certificates under group contracts, unless the context specifies otherwise.

Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policy may not be to your advantage.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ensemble Accumulator insurance policies and shares of the funds are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the contracts involves certain investment risks, including possible loss of principal invested.

TABLE OF CONTENTS

                                                                         PAGE
POLICY BENEFITS/RISKS SUMMARY                                               3
POLICY RISKS                                                                4
PORTFOLIO RISKS                                                             5
FEE TABLES                                                                  6
DEFINITIONS                                                                13
THE COMPANY                                                                14
THE SEPARATE ACCOUNT                                                       15
INVESTMENT AND FIXED ACCOUNT OPTIONS                                       16
Separate Account Investments                                               16
Investment Advisers and Objectives for Each of the Funds                   16
Mixed and Shared Funding; Conflicts of Interest                            20
Fund Additions, Deletions or Substitutions                                 20
General Account                                                            20
POLICY CHOICES                                                             21
General                                                                    21
Premium Payments                                                           21
Modified Endowment Contract                                                21
Compliance with the Internal Revenue Code                                  22
Backdating                                                                 22
Allocation of Premiums                                                     22
Death Benefit Options                                                      22
Transfers and Allocations to Funding Options                               24
Telephone Transfers, Loans and Reallocations                               24
Automated Transfers (Dollar Cost Averaging and Portfolio Rebalancing)      25
POLICY VALUES                                                              25
Accumulation Value                                                         25
Unit Values                                                                26
Net Investment Factor                                                      26
Surrender Value                                                            27
CHARGES & FEES                                                             27
Charges & Fees Assessed Against Premium                                    27
Charges & Fees Assessed Against Accumulation Value                         27
Charges & Fees Assessed Against the Separate Account                       29
Charges Deducted Upon Surrender                                            29
Surrender Charges on Surrenders and Withdrawals                            30
Surrender Charges on Increases in Specified Amount                         30
POLICY RIGHTS                                                              30
Surrenders                                                                 30
Withdrawals                                                                30

Grace Period                                                               31
Reinstatement of a Lapsed or Terminated Policy                             31
Coverage Beyond Insured's Attained Age 100                                 32
Right to Defer Payment                                                     32
Policy Loans                                                               32
Overloan Protection Endorsement                                            32
Policy Changes                                                             33
Right of Policy Examination ("Free Look Period")                           34
Supplemental Benefits                                                      34
DEATH BENEFIT                                                              36
POLICY SETTLEMENT                                                          36
Settlement Options                                                         37
ADDITIONAL INFORMATION                                                     37
Reports to Policyowners                                                    37
Right to Instruct Voting of Fund Shares                                    38
Disregard of Voting Instructions                                           38
State Regulation                                                           38
Legal Matters                                                              38
Financial Statements                                                       39
Employment Benefit Plans                                                   39
TAX MATTERS                                                                39
General                                                                    39
Federal Tax Status of the Company                                          39
Life Insurance Qualification                                               39
Charges for JP Financial Income Taxes                                      42
MISCELLANEOUS POLICY PROVISIONS                                            42
The Policy                                                                 42
Payment of Benefits                                                        42
Suicide and Incontestability                                               42
Protection of Proceeds                                                     43
Nonparticipation                                                           43
Changes in Owner and Beneficiary; Assignment                               43
Misstatements                                                              43
APPENDIX A--ILLUSTRATIONS OF ACCUMULATION VALUES, CASH VALUES
 AND DEATH BENEFITS                                                        A-1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. LIFE INSURANCE IS A LONG-TERM INVESTMENT. POLICYOWNERS SHOULD CONSIDER THEIR NEED FOR INSURANCE COVERAGE AND THE POLICY'S LONG-TERM INVESTMENT POTENTIAL. NO CLAIM IS MADE THAT THE POLICY IS ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

POLICY BENEFITS/RISKS SUMMARY

- POLICY BENEFITS

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy's benefits and other provisions in greater detail. The Definitions Section (pages __-__ below) defines certain words and phrases used in this prospectus.

The Policy is a flexible premium variable universal life insurance contract. The Policy is built around its Accumulation Value, which changes based on the investment experience of the Portfolios underlying the Divisions or the amount of interest credited to the General Account. Premiums increase Accumulation Value. Charges we assess, cash you withdraw and policy loans decrease the Policy's Accumulation Value. Your choice of the timing and amount of premiums you pay, investment options and your use of partial withdrawal and loan privileges will influence the Policy's performance. The choices you make will directly impact how long the Policy remains in effect, its tax status and the amount of cash available for use. Declines in market value of the Portfolios underlying the Divisions, as well as decreases in the Policy's Accumulation Value due to charges assessed, cash withdrawals, and policy loans, may require you to make additional premium payments in order to keep the Policy in force and/or to meet your cash Accumulation Value goals.

- ISSUANCE AND UNDERWRITING

We will issue a Policy on the life of a prospective Insured who meets our Age and underwriting standards.

- DEATH BENEFIT

The primary benefit of your Policy is life insurance coverage. A secondary benefit is cash value accumulation. While the Policy is in force, we pay a Death Benefit to the Beneficiary when the Insured dies and we receive due proof of death at our Service Office.

CHOICE OF DEATH BENEFIT OPTION: At the time you purchase the Policy, you must choose between the three available Death Benefit Options. We will reduce the amount of any Death Benefit payable by the amounts of any loans, unpaid loan interest and withdrawals.

COVERAGE PROTECTION GUARANTEE: If your total premiums paid (less withdrawals, and Policy Debt) exceed the cumulative required coverage protection premiums, and the coverage protection guarantee was available at the time you purchased your Policy, we guarantee that the Policy will stay in force throughout the guarantee period for your Policy, even if the Surrender Value is insufficient to provide the monthly deduction. The guarantee period varies by Issue Age and may not exceed 20 years. The terms and availability of the coverage guarantee differ in certain states.

- ACCESS TO CASH VALUE

LOANS: You may borrow up to 100% of the Policy's Cash Value at the end of the Valuation Period during which we receive the loan request. We will deduct any outstanding loan balance and unpaid interest from any Death Benefit proceeds.

PARTIAL WITHDRAWALS: You may make a written request to withdraw part of your Surrender Value. We charge the lesser of $25 or 2% of the withdrawal. A withdrawal may have tax consequences.

SURRENDERS: At any time while the Policy is in force and the Insured is living, you may make a written request to surrender your Policy. You will receive your Policy's Accumulation Value less any applicable Surrender Charge and outstanding Policy Debt. A surrender may have tax consequences.

- FLEXIBILITY OF PREMIUMS

After you pay the initial premium, you may pay subsequent premiums at any time and in any amount, subject to some restrictions. While there are no scheduled premium due dates, we may schedule planned periodic premiums and send you billing statements for the amount you select. You may also choose to make pre-authorized automatic monthly premium payments. The amount of the premium you pay and when you pay them will have an impact on how long the policy will remain in force and the amount of the Policy's Death Benefit and Cash Value.

- "FREE LOOK" PERIOD

You have the right to examine and cancel your Policy by returning it to our Service Office no later than 10 days after you receive it. (Some states allow a longer period of time during which a Policy may be returned.) The free look period begins when you receive your Policy. We will refund your premium or Accumulation Value, as required by state law.

- OWNERSHIP RIGHTS

While the Insured is living and the Policy is in force, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy, subject to the terms of any assignment of the Policy. These rights include selecting and changing the Beneficiary, naming a successor owner, allocating and reallocating Accumulation Values among the Divisions and to or from the General Account, changing the Specified Amount of the Policy and assigning the Policy.

- SEPARATE ACCOUNT

The Separate Account is an investment account separate from the General Account. You may direct the Accumulation Value in your Policy to any of the Divisions of the Separate Account. Each Division invests in one of the corresponding Portfolios listed on the cover of and described in this prospectus. Accumulation Values allocated to the Separate Account will vary according to the investment performance of the Portfolios in which the Divisions invest. There is no guaranteed minimum division cash value.

- GENERAL ACCOUNT

You may place all or a portion of your Accumulation Value in the General Account where it earns a minimum of 3% annual interest. We may declare higher interest rates, but are not obligated to do so.

- TRANSFERS

GENERAL: You may transfer Accumulation Value among the Divisions and the General Account up to 20 times in each Policy Year. You will not be charged for the first 12 transfers in a Policy Year. We currently will charge $25 for each additional transfer during a Policy Year. The charge for each transfer in excess of 12 in a Policy Year is quaranteed not to exceed $50. Special limitations apply to transfers from the General Account. We reserve the right to modify transfer privileges and charges.

DOLLAR COST AVERAGING: You may make periodic automatic transfers of specified amounts from the Money Market Division or the General Account to any other Division or the General Account.

PORTFOLIO REBALANCING: We will automatically readjust the allocation between the Divisions and the General Account on a quarterly, semi-annual or annual basis at no additional charge.

- SETTLEMENT OPTIONS

There are several ways of receiving the Policy's Death Benefit proceeds other than in a lump sum. Proceeds distributed according to a settlement option do not vary with the investment experience of the Separate Account.

- CASH VALUE

Your Policy's Cash Value equals the Accumulation Value (the total amount that your Policy provides for investment plus the amount held as collateral for Policy Debt) less any Surrender Charge.

- TAX BENEFITS

Under current law you are not taxed on any gain under the Policy until you withdraw Accumulation Value from your Policy. The result may be different if the Policy is owned by other than a natural person or if the current tax laws change.

- SUPPLEMENTAL BENEFITS AND RIDERS

We offer several optional insurance benefits and riders that provide supplemental benefits under the Policy. There is a charge associated with these benefits and riders.

POLICY RISKS

- INVESTMENT RISK

If you invest your Accumulation Value in one or more Divisions, you will be subject to the risk that investment performance of the Divisions will be unfavorable and that the Accumulation Value will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to the General Account, then we credit your Accumulation Value (in the General Account) with a stated rate of interest. You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum of 3% per year.

- SUITABILITY

Variable life insurance is designed for long-term financial planning. It is not suitable as a vehicle for short-term savings. While the amount of the Surrender Charge decreases over time, it may be a substantial portion of or even exceed your Accumulation Value less any Policy Debt. Accordingly, you should not purchase the Policy if you will need your Surrender Value in a short period of time.

- RISK OF LAPSE

If your monthly charges exceed your Surrender Value, your Policy may enter a 61-day (in most states) Grace Period and may lapse. When you enter the Grace Period, we will notify you that your Policy will lapse (that is, terminate without value) if you do not send us payment for the amount stated in the notice by a specified date. Your Policy generally will not enter the Grace Period (1) if you make timely premium payments sufficient to cover the monthly deduction; or (2) if you make timely payment of the minimum premium amount during the minimum premium period; or (3) if you satisfy the coverage protection guarantee test during the coverage protection guarantee period. Subject to certain conditions you may reinstate a lapsed Policy.

- TAX RISKS

Under certain circumstances (usually if your premium payments in the first seven years or less exceed specified limits), your Policy may become a modified endowment contract ("MEC"). Under federal tax law, loans, withdrawals and other pre-death distributions received from a MEC Policy are includable in gross income on an income first basis. Also, if you receive these distributions before you have attained age 59 1/2, you may be subject to a 10% penalty.

Existing tax laws that benefit this Policy may change at any time.

- WITHDRAWAL AND SURRENDER RISKS

A Surrender Charge applies for up to fourteen Policy Years after the Policy Date and for up to fourteen years after each increase in Specified Amount. It is possible that you will receive no Surrender Value if you surrender your Policy. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Surrender Value in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment.

A partial withdrawal will reduce Surrender Value, Death Benefit and the amount of premiums considered paid to meet the coverage protection guarantee premium requirement. Partial withdrawals may be subject to a pro rata Surrender Charge and a partial withdrawal charge.

A surrender or partial withdrawal may have tax consequences.

- LOAN RISKS

Taking a loan from your Policy may increase the risk that your Policy will terminate. It will have a permanent effect on the Policy's Surrender Value because the Accumulation Value held as security for the loan does not participate in the performance of the Divisions. In addition, if you do not pay loan interest when it comes due, the accrued interest will be added to the amount of the loan and will reduce the Surrender Value of your Policy. Both of these consequences may increase your Policy's risk of lapse. A loan will also reduce the Death Benefit. If your Policy is surrendered or if it lapses with an outstanding loan, you may incur adverse tax consequences.

PORTFOLIO RISKS

Each Division invests in shares of one of the Portfolios. We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to the Divisions may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which the Divisions invest. You bear the investment risk that the Portfolios possibly will not meet their objectives.

The type of investments that a Portfolio makes entail specific types of risks. A comprehensive discussion of the risks of each Portfolio in which the Divisions may invest may be found in the Funds' prospectuses. Please refer to the prospectuses for the Funds for more information. You should read the prospectuses for each of the Funds carefully before investing. If you do not have a prospectus for a Portfolio, please contact us at the address or telephone number provided on the front cover of this prospectus and we will send you a copy.

FEE TABLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME YOU BUY THE POLICY, SURRENDER THE POLICY, OR TRANSFER ACCUMULATION VALUE AMONG THE DIVISIONS AND THE GENERAL ACCOUNT.

                                TRANSACTION FEES

                                          WHEN CHARGE IS
CHARGE                                       DEDUCTED                                   AMOUNT DEDUCTED
Maximum Premium Loads:                                              Guaranteed and Current: 7.50% of premium in all years

  Premium Load                      Each Premium Payment            3.75%of premium
  Premium Tax Charge (1)            Each Premium Payment            2.5% of premium
  Federal Income Tax Charge (1)     Each Premium Payment            1.25% of premium
Surrender Charge (2)                Policy surrender, partial       MAXIMUM = $34.01per $1,000 of Specified Amount (Policy
                                    withdrawal, or decrease         surrendered in 1st through 5th Policy Years for male
                                    in Specified Amount in up       tobacco user age 58)
                                    to first fourteenPolicy         MINIMUM = $1.06 per $1,000 of Specified Amount
                                    Years and up to first           (Policy surrendered in 14th Policy Year, for female
                                    fourteen years after any        non-tobacco user, ages 0-1)
                                    increase in Specified           For 42 year old, male non-tobacco user, Preferred
                                    Amount                          Plus rating class: $21.34 per $1,000 of Specified
                                                                    Amount in Policy Years 1 through 5, declining
                                                                    to $2.13per $1,000 of Specified Amount in Policy Year 14
Transfer Fees                       Upon Transfer                   $0 on first 12 transfers in each Policy Year; $50
                                                                    (currently $25) on each transfer thereafter
Withdrawal Charge                   Upon Withdrawal                 The lesser of $25 or 2% of the partial withdrawal amount.
In-force Policy Illustrations       Upon Request                    $50 (3)
Net Policy Loan Interest Rate (4)   Upon each Policy Anniversary    Type A Loan: 0% (5)
                                    or, when applicable, loan       Type B Loan: 1% annually (5)
                                    repayment, Policy surrender,
                                    reinstatement of Policy or
                                    death of the Insured

(1) Subject to state law, we reserve the right to increase these tax charges due to changes in state or federal tax laws that increase our tax liability.
(2) This charge applies to all surrenders, partial withdrawals, and decreases in Specified Amount. The amount of your Surrender Charge at issue will depend on the Issue Age, risk classification and sex of the Insured. As shown in the table below, if you surrender your Policy, we will charge you a percentage of the Initial Surrender Charge based on the Policy Year in which you surrender. The percentages are shown in the table below, declining to 0 not later than the end of the 14th Policy Year:

            SURRENDER CHARGE AS PERCENTAGE OF INITIAL SURRENDER CHARGE
                               AGE ON POLICY DATE
           --------------------------------------------------------------
POLICY         46
YEAR       OR YOUNGER   47 - 49    50 - 52   53 - 55   56 - 58     59 +
-------------------------------------------------------------------------
 0-5         100.0%     100.0%      100.0%    100.0%    100.0%    100.0%
  6           90.0%      88.8%       87.5%     85.7%     83.3%     80.0%
  7           80.0%      77.7%       75.0%     71.4%     66.6%     60.0%
  8           70.0%      66.6%       62.5%     57.1%     50.0%     40.0%
  9           60.0%      55.5%       50.0%     42.8%     33.3%     20.0%
 10           50.0%      44.4%       37.5%     28.5%     16.6%      0.0%
 11           40.0%      33.3%       25.0%     14.2%      0.0%
 12           30.0%      22.2%       12.5%      0.0%
 13           20.0%      11.1%        0.0%
 14           10.0%       0.0%
 15            0.0%

For more information and an example, see "Charges Deducted upon Surrender" at page __ below. The Surrender Charge on a decrease in the Specified Amount is proportionate to the percentage decrease.

If you increase the Specified Amount of your Policy, we will determine an additional Surrender Charge applicable to the amount of the increase and apply it to any subsequent surrender, partial withdrawal, or decrease in the Specified Amount. See "Surrender Charges On Increases In Specified Amount", beginning on page __.

The Surrender Charge shown in the table may not be representative of the Surrender Charge that you would pay. For more information about the Surrender Charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of the prospectus or contact your representative.
(3) We currently waive this charge.
(4) The Net Policy Loan Interest Rate represents the difference between the amount of interest we charge you for a loan and the amount of interest we credit to the Accumulation Value held in the General Account to secure loans.
(5) No Net Policy Loan Interest is deducted for a Type A loan, which is charged the same interest rate as the Interest credited to the Accumulation Value held in the General Account to secure the loan. The annual Net Policy Loan Interest Rate deducted for a Type B loan is based on the difference between the loan interest rate (which is set at 6% annually) and the interest rate credited to the Accumulation Value held in the General Account to secure the Type B loan (which is set at 5% annually). See "Policy Loans", beginning on page __.

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING THE PORTFOLIOS' FEES AND EXPENSES.

            PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

                                   WHEN CHARGE IS
CHARGE                                DEDUCTED                       AMOUNT DEDUCTED
Cost of Insurance (per $1,000    Monthly on Monthly         Minimum: $_____per $1,000
of net amount at risk) (1), (5)  Anniversary Date           Maximum: $_____per $1,000
                                                            For 42 year old male non-tobacco user,
                                                            Preferred Plus rating class:
                                                            Current: $ ___ per $1,000
                                                            Guaranteed: $ ___per $1,000

Acquisition Charge (per $1,000   Monthly on Monthly         Maximum: $____per $1,000 in Policy Year 1
of Specified Amount) (2), (5)    Anniversary Date           $____ per $1,000 in Policy Year 2
                                                            $0.00 thereafter
                                                            For 42-year old male, non-tobacco user,
                                                            Preferred Plus rating class: $____ per
                                                            $1,000 in Policy Year 1; $_____ per $1000
                                                            in Policy Year 2.

Mortality and Expense Risk       Accrued Daily              Maximum:
Charge (3)                                                   Policy Years 1 - 25: 0.75% annually
                                                             Policy Years 26+: 0.60% annually

                                                            Current:

                                                            Policy Years 1-10: 0.60% annually
                                                            Policy Years 11-25: 0.48% annually
                                                            Policy Years 26+: 0.36% annually
Administrative Expense           Monthly on Monthly         $10 per month
Charge                           Anniversary Date
Tax Charge                       Each Valuation Period      Currently none (4)

(1) The cost of insurance charge varies based on Attained Age, sex, tobacco use status, underwriting class of the Insured, and duration of the Policy. We determine the current Cost of Insurance charge, but we guarantee we will never charge you a higher rate than the guaranteed rate shown in your Policy. We calculate a separate Cost of Insurance charge for any increase in the Specified Amount, based on the Insured's circumstances at the time of the increase. For more information about the calculation of the Cost of Insurance charge, see "Cost of Insurance", beginning on page __.
(2) The rate shown in the table is determined as follows. The acquisition charge is charged monthly for the first two Policy Years. It is 2% of the Load Basis Amount in Policy Year 1 and 1% of the Load Basis Amount in Policy Year 2. The Load Basis Amount is a percentage of the Specified Amount. The Load Basis Amount varies based on the sex, Issue Age, and rating class of the Insured. It does not vary by the amount of premium paid. The current maximum Load Basis Amount is $ ____ per thousand dollars of Specified Amount. The Load Basis Amount for a 42-year old male, non-tobacco user, Preferred Plus rating class is $ ___ per thousand. We calculate a separate acquisition charge for any increase in the Specified Amount based on the Insured's circumstances at the time of the increase. For more information about the acquisition charge, see "Acquisition Charge", beginning on page __.
(3) The rates given are effective annual rates.
(4) We currently do not assess a charge for federal income taxes that may be attributable to the operations of the Separate Account. We reserve the right to do so in the future. See "Charges and Fees Assessed Against the Separate Account " on page __ below.
(5) The cost of insurance and acquisition charges shown in the table may not be representative of the charges you would pay. For more information about the charges that would apply to your Policy, please contact us at the address or telephone number shown on the first page of the prospectus or contact your representative.

CURRENTLY WE ARE OFFERING THE FOLLOWING OPTIONAL RIDERS. THE CHARGES FOR THE RIDERS YOU SELECT ARE DEDUCTED MONTHLY FROM YOUR ACCUMULATION VALUE AS PART OF THE MONTHLY DEDUCTION. YOU MAY NOT BE ELIGIBLE FOR ALL OF THE OPTIONAL RIDERS SHOWN BELOW. THE BENEFITS PROVIDED UNDER EACH RIDER ARE SUMMARIZED IN "SUPPLEMENTAL BENEFITS" BELOW.

                                  RIDER CHARGES

                                   WHEN CHARGE IS
                                      DEDUCTED                               AMOUNT DEDUCTED
Accelerated Benefit          Deducted from benefit payment   $250
Accidental Death Benefit     Monthly on the Monthly          $ ______ per $1000 of Insurance Risk (1), (8)
                             Anniversary Date                42 year old male non-tobacco user, Preferred Plus rating class:
                                                             $ ______ per $1,000 of Insurance Risk

Automatic Increase           Monthly on the Monthly          Maximum: $ ____________ per $1000 of Initial
                             Anniversary Date                Specified Amount (3), (8)
                                                             42 year old male non-tobacco user, Preferred Plus rating class:
                                                             $________ per $1,000 of Rider Specified Amount

Children's Term              Monthly on the Monthly          $. __ per $1000 of Death Benefit
Insurance                    Anniversary Date

Disability Waiver of         Monthly on the Monthly          ______% increase in monthly charges (4), (8)
Monthly Deductions Benefit   Anniversary Date                42 year old male non-tobacco user, Preferred Plus rating class:
                                                              __% increase in monthly charges

Disability Waiver of         Monthly on the Monthly          $ ______ per $1 of Specified Premium waived (5), (8)
Specified Premium            Anniversary Date                42 year old male non-tobacco user, Preferred Plus rating class:
                                                             $____ per $1 of Specified Premium waived

Guaranteed Death             Monthly on                      $0.01 per $1000 of Specified Amount.
Benefit                      the Monthly
                             Anniversary Date

Guaranteed Insurability      Monthly on the Monthly          $ _____ per $1,000 of Specified Amount (7), (9)
Option Rider                 Anniversary Date                35 year old male non-tobacco user, Preferred Plus rating class:
                                                             $____ per $1,000 of Specified Amount (9)

Spouse Term Rider            Monthly on the Monthly          $______ per $1,000 of Death Benefit (7), (8)
                             Anniversary Date                42 year old female non-tobacco user, Preferred Plus rating class:
                                                              _____ per $1,000 of Death Benefit

Supplemental Coverage        COI Charge, Deducted Monthly    $__________ per $1,000 of Net Amount at Risk
Rider                        on Monthly                      attributable to the Rider (7), (8)
                             Anniversary Date                42 year old male non-tobacco user, Preferred Plus rating class:
                                                             $______ per $1,000 of Rider Specified Amount

                             Rider Acquisition Charge,       $__________ per $1,000 of Rider Specified Amount in
                             Deducted Monthly on Monthly     Rider Year 1 and $_________ per $1,000 of Rider
                             Anniversary Date                Specified Amount in Rider Year 2 (2), (8)
                                                             42 year old male non-tobacco user, Preferred Plus rating class (7):
                                                             $.___ per $1,000 of Rider Specified Amount in Rider Year 1 and
                                                             $.___ per $1,000 of Rider Specified Amount in Rider Year 2

                             Unit Expense Charge, deducted   Guaranteed: $0.01 per $1,000 Rider Specified Amount
                             Monthly on Monthly              Current: $0.01 per $1,000 in Rider Years 1 - 10 and
                             Anniversary date                $0.00 per $1,000 in Rider Years 11 and later

(1) The monthly rate for this rider is based on the Attained Age of the Insured.
(2) This charge varies based on the sex, Issue Age, and rating class of the Insured. The calculation and operations of this charge is similar to the calculation of the Acquisition Charge on the Policy. See note (2) on page __.
(3) The monthly rate for this rider is based on Issue Age of the Insured.
(4) The charge percentage for this rider is based on Attained Age of the Insured.
(5) The monthly rate for this rider is based on sex, Attained Age, and rating class of the Insured.
(6) The cost of insurance rate for this rider is based on Issue Age and remains level throughout the rider coverage period.
(7) This charge varies based on Attained Age, sex, tobacco use status, underwriting class of the Insured, and duration of the Rider.
The calculation and operation of this charge is similar to the calculation of the cost of insurance charge on the Policy. See note (1) on page __.
(8) The charge shown in the table may not be representative of the charges you would pay. For more information about the charges that would apply to your Policy, please contact us at the address or telephone number shown on the first page of the prospectus or contact your representative.
(9) This rider is not available to Insureds beyond Issue Age 40.

THE FOLLOWING TABLE DESCRIBES PORTFOLIO FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. THE TABLE SHOWS THE MINIMUM AND MAXIMUM FEES AND EXPENSES CHARGED BY ANY OF THE PORTFOLIOS. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH PORTFOLIO.

                                CHARGES ASSESSED
                         AGAINST THE UNDERLYING FUNDS(1)

                                                                                 MINIMUM     MAXIMUM
Total Annual Portfolio Operating Expenses (expenses that are deducted from
Portfolio assets, including management fees, distribution (12b-1) fees, and
other expenses), without waivers or expense reimbursements                           0.__%        ____%
Total Annual Portfolio Operating Expenses (expenses that are deducted from
Portfolio assets, including management fees, distribution (12b-1) fees,and
other expenses), with contractual waivers and expense reimbursements                 ____%        ____%

(1) The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2003 for the Portfolios in which the Variable Account invests.
The advisers and/or other service providers of certain Portfolios have agreed to reduce their fees and/or reimburse the Portfolios' expenses to keep the Portfolios' expenses below specified limits. The range of expenses in the first row above does not include the effect of any fee reduction or expense reimbursement arrangement. The range of expenses in the second row above shows the effect of contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through December 31, 200__. The ____% maximum Total Annual Portfolio Operating Expenses, after contractual waivers and expense reimbursements are taken into consideration, is for three Portfolios, and the expense limits are terminable after December 31, 200__. These arrangements are described in more detail in the Expense table and footnotes on the following page and in the relevant Portfolios' prospectuses. Other Portfolios have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time, and which are not reflected in the above chart. Taking these arrangements into consideration, the maximum and minimum Total Annual Portfolio Operating Expenses were ____% and _____%, respectively. Each fee reduction and expense reimbursement arrangement is described in the notes to the table below and the relevant Portfolio's prospectus.

The Portfolios' expenses are assessed at the Portfolio level and are not direct charges against the Divisions or the Policy's Accumulated Value. These expenses are taken into account in computing each Portfolio's per share net asset value, which in turn is used to compute the corresponding Division's Accumulation Unit Value.

Each Division purchases shares of the corresponding Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy and they may vary from year to year.

The figures in the following table show expense ratios for the individual Portfolios for the year ended December 31, 2003, except where otherwise noted. The expense of certain Portfolios reflect contractual fee reductions and expense reimbursement, as indicated in their prospectuses.

INDIVIDUAL PORTFOLIO COMPANY ANNUAL EXPENSES
(as a percentage of average net assets)

                                                                       TOTAL PORTFOLIO
                                               12b-1 OR                   EXPENSES                    TOTAL PORTFOLIO
                                     MGMT.      SERVICE     OTHER         (WITHOUT          TOTAL        EXPENSES
                                     FEES        FEES      EXPENSES        WAIVERS)        WAIVERS     (WITH WAIVERS)
ProFund VP Technology (6)              0.75%       0.25%       1.27%              2.27%       0.29%              1.98%
Vanguard VIF Small Company
  Growth (8)                           0.54%                   0.03%              0.57%        N/A               0.57%
ProFund VP Financial (6)               0.75%       0.25%       1.14%              2.14%       0.16%              1.98%
JPVF Growth                            0.75%                   0.12%              0.87%        N/A               0.87%
American Funds Growth Fund             0.37%       0.25%       0.01%              0.63%        N/A               0.63%
Fidelity VIP Growth                    0.58%                   0.09%              0.67%        N/A               0.67%
Scudder VIT Small Cap Index (7)        0.35%       0.25%       0.28%              0.88%       0.18%              0.70%
JPVF Small Company                     0.75%                   0.11%              0.86%        N/A               0.86%
Fidelity VIP Mid Cap                   0.58%       0.25%       0.12%              0.95%        N/A               0.95%
ProFund VP Healthcare (6)              0.75%       0.25%       1.14%              2.14%       0.16%              1.98%

JPVF Mid-Cap Growth                    0.90%                   0.27%              1.17%        N/A               1.17%
JPVF Strategic Growth                  0.80%                   0.13%              0.93%        N/A               0.93%
MFS VIT Research Series                0.75%                   0.12%              0.87%        N/A               0.87%
Franklin Small Cap Value
  Securities Fund (1)                  0.59%       0.25%       0.20%              1.04%       0.03%              1.01%
JPVF Mid-Cap Value                     1.05%                   0.15%              1.20%        N/A               1.20%
JPVF Capital Growth (2)                0.86%                   0.06%              0.92%        N/A               0.92%
Vanguard VIF Mid-Cap Index (9)         0.24%                   0.06%              0.30%        N/A               0.30%
Goldman Sachs Capital Growth
  Fund (4)                             0.75%                   2.87%              3.67%       2.67%              1.00%
JPVF Small-Cap Value                   1.30%                   0.12%              1.42%        N/A               1.42%
American Century VP
  International                        1.30%                                      1.30%        N/A               1.30%
American Century VP Value              0.85%       0.25%                          1.10%        N/A               1.10%
Fidelity VIP Equity-Income             0.48%                   0.09%              0.57%        N/A               0.57%
JPVF Value                             0.75%                   0.07%              0.82%        N/A               0.82%

American Funds Growth-Income           0.33%       0.25%       0.02%              0.60%        N/A               0.60%
Templeton Foreign Securities (1)       0.70%       0.25%       0.20%              1.15%       0.02%              1.13%
JPVF International Equity              1.00%                   0.19%              1.19%        N/A               1.19%
MFS VIT Utilities Series               0.75%                   0.19%              0.94%        N/A               0.94%
JPVF S&P 500 Index (3)                 0.24%                   0.10%              0.34%        N/A               0.34%
JPVF World Growth Stock                0.75%                   0.10%              0.85%        N/A               0.85%
Fidelity VIP Contrafund(R)             0.58%                   0.10%              0.68%        N/A               0.68%
Vanguard VIF REIT Index (9)            0.34%                   0.05%              0.39%        N/A               0.39%
JPVF High Yield Bond                   0.75%                   0.41%              1.16%        N/A               1.16%
JPVF Balanced                          0.75%                   0.11%              0.86%        N/A               0.86%
PIMCO Total Return (5)                 0.25%       0.15%       0.26%              0.66%       0.01%              0.65%
Fidelity VIP Investment Grade
  Bond                                 0.43%       0.25%       0.11%              0.79%        N/A               0.79%
JPVF Money Market                      0.50%                   0.07%              0.57%        N/A               0.57%

(1) The Fund manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund for cash management. The reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission.
(2) The expense information has been restated to reflect the current management fee which was reduced effective March 1, 2002.
(3) The Portfolio's investment adviser has agreed to reimburse the Portfolio for total annual expenses above 0.28% of average net assets. Without such reimbursement, total annual expenses would have been 0.34%. The expense reimbursement plan is pursuant to a contract which may be terminated by that investment adviser at any time.
(4) Effective December 18, 2003, the AYCO Growth Fund was reorganized with and into the Goldman Sachs Capital Growth Fund, a series of the Goldman Sachs Variable Insurance Trust. The Fund's investment adviser has agreed through December 31, 2003 to waive other expenses so that the total annual operating expenses of the Fund (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, distribution related expenses (if any), and other extraordinary expenses not incurred in the ordinary course of the Fund's business) are limited to 1.00% of the average daily net assets of the Fund for the fiscal year ending December 31, 200__.
(5) PIMCO has contractually agreed, for the Portfolio's fiscal year, to reduce total annual portfolio operating expenses to the extent they would exceed, due to total payment of organizational expenses and Trustees' fees, 0.65% of average daily net assets.
(6) ProFund Advisors has contractually agreed to waive investment advisory and management service fees and to reimburse other expenses to the extent the Portfolio's total portfolio annual expenses exceed 1.98% of the Portfolio's average daily net assets through December 31, 200__. After such date, the expense limitation may be terminated or revised.
(7) The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the Fund, to the extent necessary, to limit all expenses (other than 12b-1 fees) to 0.45% of the average daily net assets of the Fund until April 30, 2005.
(8) The investment advisers for this Portfolio receive a quarterly advisory fee based on an annual percentage rate applied to average month-end net assets over the quarter increased or decreased based upon the advisers' performances in comparison to a benchmark index. This performance fee structure will not be in full operation for one of the Portfolio's advisers until December 31, 2003. Please see the Portfolio's prospectus and statement of additional information for more details.
(9) The Vanguard Group provides investment advisory services to the Portfolios on an at-cost basis.

Note: The Portfolio expense information was provided by the Portfolios and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details. Certain of the Portfolios' advisers reimburse the Company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policies. Such reimbursement is consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ among Portfolios. Such reimbursement typically is calculated as a percentage of the Separate Account assets invested in the relevant Portfolio and generally may range up to .25% annually of net assets. The reimbursements, which generally are paid by the advisers and are not charged to owners, are separate from the expenses of the Portfolio. We receive 12b-1 fees or service fees directly from some of the Portfolios for providing certain services primarily intended to assist in the account servicing of the Portfolios' shares held by corresponding Divisions.

DEFINITIONS

ACCUMULATION VALUE--The total amount that a Policy provides for investment plus the amount held as collateral for Policy Debt.

AGE--The Insured's age at his/her nearest birthday.

ALLOCATION DATE--The date when the initial Net Premium is placed in the Divisions and the General Account as instructed by the Policyowner in the application. The Allocation Date is the later of 1) 25 days from the date we mail the Policy to the agent for delivery to you; or 2) the date we receive all administrative items needed to activate the Policy.

ATTAINED AGE--The Insured's age at the last Policy Anniversary.

BENEFICIARY--The person you designated to receive the Death Benefit proceeds. If no Beneficiary survives the Insured, you or your estate will be the Beneficiary.

CASH VALUE--The Accumulation Value less any Surrender Charge.

CODE--The Internal Revenue Code of 1986, as amended.

COMPANY--Jefferson Pilot Financial Insurance Company.

COST OF INSURANCE--A charge related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provision that you may elect through a Policy rider.

CUMULATIVE MINIMUM PREMIUM--An amount equal to the Minimum Annual Premium divided by 12 and multiplied by the number of completed policy months.

DATE OF RECEIPT--Any Company business day, prior to 4:00 p.m. Eastern time, on which a notice or premium payment is received at our Service Office.

DEATH BENEFIT--The amount which is payable on the Death of the Insured, adjusted as provided in the Policy.

DEATH BENEFIT OPTIONS--The methods for determining the Death Benefit.

DIVISION--A separate division of Separate Account A which invests only in the shares of a specified Portfolio of a Fund.

FUND--An open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy.

GENERAL ACCOUNT--A non-variable funding option available in the Policy that guarantees a minimum interest rate of 3% per year.

GRACE PERIOD--The 61-day period beginning on the Monthly Anniversary Date on which the Policy's Surrender Value is insufficient to cover the current Monthly Deduction, unless the cumulative minimum premium requirement has been met or the coverage protection guarantee is in effect. The Policy will lapse without value at the end of the 61-day period unless we receive a sufficient payment.

INSURED--The person on whose life the Policy is issued.

ISSUE AGE--The Age of the Insured on the Policy's Issue Date.

ISSUE DATE--The effective date on which we issue the Policy.

LOAD BASIS AMOUNT--An amount per $1,000 of Specified Amount which varies by sex, Issue Age (or Attained Age for an increase in Specified Amount) and rating class of the Insured. This amount is used to calculate the Acquisition Charge.

LOAN VALUE--Generally, 100% of the Policy's Cash Value on the date of a loan.

MINIMUM ANNUAL PREMIUM--The amount of premium that you must pay each year to assure that the Policy remains in force for at least 5 Policy Years from the Issue Date, even if the Surrender Value is insufficient to satisfy the current Monthly Deduction.

MONTHLY ANNIVERSARY DATE--The same day in each month as the Policy Date.

NET PREMIUM--The gross premium less the State Premium Tax Charge, Federal Income Tax Charge and the Premium Load.

POLICY--The life insurance contract described in this Prospectus.

POLICY DATE--The date set forth in the Policy from which Policy Years, Policy Months and Policy Anniversaries will be determined. If the Policy Date falls on the 29th, 30th or 31st of a month, the Policy Date will be the 28th of such month. You may request the Policy Date. If You do not request a date, it is the date the Policy is issued.

POLICY DEBT--The sum of all unpaid policy loans and accrued interest thereon.

PORTFOLIO--A separate investment series of one of the Funds.

PREMIUM LOAD--A charge we assess against premium payments.

PROOF OF DEATH--One or more of: a) a copy of a certified death certificate; b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; c) a written statement by a medical doctor who attended the Insured; or d) any other proof satisfactory to us.

SEC--Securities and Exchange Commission.

SEPARATE ACCOUNT A OR THE SEPARATE ACCOUNT--JPF Separate Account A, a separate investment account we established for the purpose of funding the Policy.

SERVICE OFFICE--Our principal executive offices at One Granite Place, Concord, New Hampshire 03301.

SPECIFIED AMOUNT--The amount you choose at application, which may subsequently be increased or decreased, as provided in the Policy. The Specified Amount is used in determining the Death Benefit.

STATE--Any State of the United States, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, the Commonwealth of the Northern Mariana Islands or any other possession of the United States.

SURRENDER CHARGE--An amount we retain upon the surrender of the Policy, a withdrawal or a decrease in Specified Amount.

SURRENDER VALUE--Cash Value less any Policy Debt.

TARGET PREMIUM--The premium from which first year commissions will be determined and which varies by sex, Issue Age, rating class of the Insured and Specified Amount.

VALUATION DATE--The date and time at which the Accumulation Value of a variable investment option is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange and the Company are open.

VALUATION PERIOD--The period of time between two successive Valuation Dates, beginning at the close of regular trading on the New York Stock Exchange on each Valuation Date, and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

THE COMPANY

Jefferson Pilot Financial Insurance Company ("JP Financial" or "the Company") is a stock life insurance company chartered in 1903 in Tennessee and redomesticated to New Hampshire in 1991. Prior to May 1, 1998, JP Financial was known as Chubb Life Insurance Company of America. In April 30, 1997, Chubb Life, formerly a wholly-owned subsidiary of The Chubb Corporation, became a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. The Company redomesticated to Nebraska in June of 2000. The principal offices of Jefferson-Pilot Corporation are located at 100 North Greene Street, Greensboro, North Carolina 27401; its telephone number is 336-691-3000. Chubb Life changed its name to Jefferson Pilot Financial Insurance Company effective May 1, 1998. JP Financial's Service Office is located at One Granite Place, Concord, New Hampshire 03301; its telephone number is 800-258-3648.

We are licensed to do life insurance business in forty-nine states of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam and the Commonwealth of the Northern Mariana Islands.

At December 31, 2003 the Company and its subsidiaries had total assets of approximately $ ____billion and had $ ______ billion of insurance in force, while total assets of Jefferson-Pilot Corporation and its subsidiaries (including the Company) were approximately $ ____billion.

We write individual life insurance and annuities, which are subject to Nebraska law governing insurance.

We are currently rated AAA (Exceptionally Strong) by Fitch IBCA, AAA (Exceptionally Strong) by Standard & Poor's Corporation and A++ (Superior) by A.M. Best and Company. These ratings do not apply to JPF Separate Account A, but reflect the opinion of the rating companies as to our relative financial strength and ability to meet its contractual obligations to our policyowners.

THE SEPARATE ACCOUNT

The Separate Account underlying the Policy is JPF Separate Account A. Net Premiums and Accumulation Values allocated to the Separate Account are invested in the Portfolios. Each Portfolio is a series of an open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Portfolios, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Portfolios' investment objectives and restrictions and other material information relating to the Portfolios are contained in the Funds' prospectuses, which are delivered with this Prospectus.

Separate Account A was established under New Hampshire law on August 20, 1984 and is now governed by the laws of the State of Nebraska as a result of the Company's redomestication to Nebraska on June 12, 2000. Under Nebraska Insurance Law, the income, gains or losses of the Separate Account are credited without regard to the other income, gains or losses of the Company. These assets are held for our variable life insurance policies and variable annuities. Any and all distributions made by the Portfolios with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value.

The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business we conduct. We are, however, responsible for meeting the obligations of the Policy to the Policyowner.

No stock certificates are issued to the Separate Account for shares of the Portfolios held in the Separate Account. Ownership of Portfolio shares is documented on the books and records of the Portfolios and of the Company for the Separate Account.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or our management or investment practices or policies. We do not guarantee the Separate Account's investment performance.

DIVISIONS. The Policies presently offer thirty-six Divisions but may add or delete Divisions. We reserve the right to limit the number of Divisions in which you may invest over the life of the Policy. Each Division will invest exclusively in shares of a single Portfolio.

INVESTMENT AND FIXED ACCOUNT OPTIONS

You may allocate all or a part of your Net Premiums and Accumulation Value to the Divisions currently available under your Policy or to the General Account.

SELECTING INVESTMENT OPTIONS

- CHOOSE OPTIONS APPROPRIATE FOR YOU. Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

- UNDERSTAND THE RISKS ASSOCIATED WITH THE OPTIONS YOU CHOOSE. Some Divisions invest in Portfolios that are considered more risky than others. Portfolios with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other Portfolios. For example, Portfolios investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, Portfolios using derivatives in their investment strategy may be subject to additional risks.

- BE INFORMED. Read this prospectus and the Portfolio prospectuses before choosing your investment options.

- SEPARATE ACCOUNT INVESTMENTS

The Separate Account currently invests in shares of the Portfolios listed below. Net Premiums and Accumulation Value allocated to the Separate Account will be invested in the Portfolios in accordance with your selection. The Separate Account is currently divided into 36 Divisions, each of which invests in a single Portfolio of one of the following open-end investment management companies:

Jefferson Pilot Variable Fund, Inc. ("JPVF")
American Century Variable Portfolios, Inc.
American Funds Insurance Series
Goldman Sachs Variable Insurance Trust
Fidelity(R) Variable Insurance Products Fund ("VIP")
Franklin Templeton Variable Insurance Products Trust
MFS(R) Variable Insurance Trust
PIMCO Variable Insurance Trust
ProFunds VP
Scudder Investment VIT Funds
Vanguard Variable Insurance Fund

Divisions may be added or withdrawn as permitted by applicable law. We reserve the right to limit the total number of Divisions you may elect over the lifetime of the Policy or to increase the total number of Divisions you may elect. Shares of the Portfolios are not sold directly to the general public. Each of the Portfolios is available only to insurance company separate accounts to provide the investment options for variable annuities or variable life insurance policies and in some instances to qualified employee benefit plans. (See Mixed and Shared Funding).

The investment results of the Portfolios, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Portfolios will achieve their respective investment objectives. Investment in some of the Portfolios involves special risks, which are described in their respective prospectuses. You should read the prospectuses for the Portfolios and consider carefully, and on a continuing basis, which Division or combination of Divisions is best suited to your long-term investment objectives. Except where otherwise noted, all of the Portfolios are diversified, as defined in the Investment Company Act of 1940.

- INVESTMENT ADVISERS AND OBJECTIVES FOR EACH OF THE FUNDS

The investment adviser to JPVF is Jefferson Pilot Investment Advisory Corporation ("JP Investment Advisory"), an affiliate of the Company. JP Investment Advisory and JPVF have contracted with the unaffiliated sub-investment managers listed in the table below to provide the day-to-day investment decisions for the JPVF Portfolios.

American Century Investment Management, Inc. is the investment adviser to the American Century Variable Portfolios, Inc. Capital Research and Management Company ("Capital") is the investment adviser to the American Funds Insurance Series. Goldman Sachs ("Goldman Sachs") Asset Management, L.P. is the investment adviser to the Goldman Sachs Variable Insurance Trust. Deutsche Asset Management, Inc. ("Deutsche") is the investment adviser to the Scudder Investment VIT Funds. Fidelity Management and Research Company ("FMR") is the investment adviser to the Fidelity Variable Insurance Products Fund. Massachusetts Financial Services Company ("MFS") is the investment adviser to the MFS Variable Insurance Trust. Pacific Investment Management Company ("PIMCO") is the investment adviser to the PIMCO Variable Insurance Trust. ProFund Advisors LLC is the investment adviser to the ProFunds VP. The investment advisers for the Vanguard VIF Small Company Portfolio of the Vanguard Variable Insurance Fund are Granahan Investment Management, Inc. ("Granahan") and Grantham, Mayo, Van Otterloo & Co. LLC ("GMO"). The Vanguard Group is the investment adviser to the Vanguard VIF Mid-Cap Index and VIF REIT Index Portfolios. Templeton Investment Counsel,

LLC ("TIC") and Franklin Advisory Services, LLC are the investment advisers to the Portfolios of the Franklin Templeton Variable Insurance Products Trust.

Following are the investment objectives and managers for each of the Portfolios:

                            EQUITY PORTFOLIO CHOICES

PORTFOLIO NAME                                             OBJECTIVE                                      MANAGER
JPVF Growth Portfolio                 Capital growth by investing primarily in equity            Strong Capital Management, Inc.
                                      securities that the Sub-Investment Manager believes
                                      have above-average growth prospects.
JPVF Strategic Growth Portfolio       Long-term growth of capital. Dividend and interest         T. Rowe Price
(formerly JPVF Emerging Growth        income from portfolio securities, if any, is incidental
Portfolio)                            to the Portfolio's investment objective of long-term
                                      growth.
JPVF Mid-Cap Growth Portfolio         Seeks capital appreciation.                                Turner Investment Partners, Inc.
JPVF Capital Growth Portfolio         Seeks capital growth. Realization of income is not a       Janus Capital Management LLC
                                      significant investment consideration and any income        ("Janus")
                                      realized will be incidental.
JPVF Small Company Portfolio          Seeks growth of capital. The Portfolio pursues its         Lord, Abbett & Company, LLC
                                      objective by investing primarily in a diversified
                                      portfolio of equity securities issued by small
                                      companies.
JPVF Mid-Cap Value Portfolio          Seeks capital appreciation.                                Wellington Management Company
JPVF S&P 500 Index Portfolio(1)       Seeks investment results that correspond to the total      Mellon Capital Management
                                      return of common stocks publicly traded in the United      Company
                                      States, as represented by the S&P 500.
JPVF Small-Cap Value Portfolio        Seeks long-term capital appreciation by investing          Dalton, Greiner, Hartman,
                                      primarily in securities of small-cap companies.            Maher & Co.
JPVF Value Portfolio                  Long-term growth of capital by investing primarily in a    Credit Suisse Management, LLC
                                      wide range of equity issues that may offer capital
                                      appreciation and, secondarily, seeks a reasonable level
                                      of current income.
JPVF International Equity Portfolio   Long-term growth of capital through investments in         Marsico Capital Management,
                                      securities whose primary trading markets are outside       LLC
                                      the United States.
JPVF World Growth Stock Portfolio     Long-term growth through a policy of investing             TIC
                                      primarily in stocks of companies organized in the U.S.
                                      or in any foreign nation. A portion of the Portfolio
                                      may also be invested in debt obligations of companies
                                      and governments of any nation. Any income realized will
                                      be incidental.
American Century(R) VP                Seeks capital growth.                                      American Century
International Fund
American Century(R) VP Value Fund,    Seeks long-term capital growth. Income is a secondary      American Century
Class II                              objective.
American Growth Fund, Class 2         Seeks long-term growth                                     Capital
American Growth-Income Fund,          Seeks long-term growth and income                          Capital
Class 2
Goldman Sachs Capital Crowth Fund     Seeks long-term growth of capital.                         Goldman Sachs
(formerly the Ayco Growth Fund)
VIP Growth Portfolio                  Seeks to achieve capital appreciation.                     FMR
VIP Mid Cap Portfolio                 Seeks long-term growth of capital                          FMR

VIP Equity-Income Portfolio           Seeks reasonable income by investing primarily in          FMR
                                      income-producing equity securities. In choosing these
                                      securities the Portfolio will also consider the
                                      potential for capital appreciation. The Portfolio's
                                      goal is to achieve a yield which exceeds the composite
                                      yield on the securities comprising the Standard &
                                      Poor's Composite Index of 500 Stocks (S&P 500).
VIP Contrafund(R) Portfolio           Seeks long-term capital appreciation.                      FMR
Franklin Small Cap Value Securities   Seeks long-term total return.                              Franklin Advisory Services, LLC
Fund, Class 2

MFS VIT Research Series               Seeks to provide long-term growth of capital and           MFS
                                      future income.
MFS VIT Utilities Series              Seeks capital growth and current income (income above      MFS
                                      that is available from a portfolio invested entirely in
                                      equity securities).
Templeton Foreign Securities Fund:    Seeks long-term capital growth.                            TIC
Class 2
ProFund VP Technology                 Seeks daily investment results, before fees and            ProFund Advisors LLC
                                      expenses, that correspond to the daily performance of
                                      the Dow Jones U.S. Technology Sector Index.
ProFund VP Healthcare                 Seeks daily investment results, before fees and            ProFund Advisors LLC
                                      expenses, that correspond to the daily performance of
                                      the Dow Jones U.S. Healthcare Sector Index.
ProFund VP Financial                  Seeks daily investment results, before fees and            ProFund Advisors LLC
                                      expenses, that corresponds to the daily performance of
                                      the Dow Jones U.S. Financial Sector Index.
Scudder VIT Small Cap Index Fund      Seeks to replicate, as closely as possible, before         Deutsche
Class B                               expenses, the performance of the Russell 2000 Small
                                      Stock Index, which emphasizes stocks of small U.S.
                                      companies.
Vanguard(R) VIF Small Company         Seeks to provide long-term growth of capital.              Granahan and GMO
Growth Portfolio
Vanguard(R) VIF Mid-Cap Index         Seeks to provide long-term growth of capital by            Vanguard
Portfolio                             attempting to match the performance of a broad-based
                                      market index of stocks of medium-size U.S. companies.
Vanguard(R) VIF REIT Index            Seeks to provide a high level of income and moderate       Vanguard
Portfolio                             long-term growth of capital.

(1) "Standard & Poor's(R)", "S&P(R)", "Standard & Poor's 500", and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolio.

                    EQUITY AND FIXED INCOME PORTFOLIO CHOICES

PORTFOLIO NAME                                             OBJECTIVE                                MANAGER
JPVF Balanced Portfolio               Reasonable current income and long-term capital growth,    Janus
                                      consistent with conservation of capital, by investing
                                      primarily in common stocks and fixed income securities.

                         FIXED INCOME PORTFOLIO CHOICES

PORTFOLIO NAME                                             OBJECTIVE                                MANAGER
JPVF High Yield Bond Portfolio        High level of current income by investing primarily in     MFS
                                      corporate obligations with emphasis on higher yielding,
                                      higher risk, lower-rated or unrated securities.
JPVF Money Market Portfolio           Seeks to achieve as high a level of current income         MFS
                                      as is consistent with preservation of capital and
                                      liquidity.
PIMCO Total Return Portfolio          Seeks maximum total return, consistent with                PIMCO
                                      preservation of capital and prudent investment
                                      management.
VIP Investment Grade Bond             Seeks to achieve as high a level of current income as      FMR
Portfolio, Service Class 2            is consistent with preservation of capital.

An investment in the JPVF Money Market Portfolio is neither insured nor guaranteed by the U.S. Government or the FDIC or any other agency.

Some of the above Portfolios may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal on debt instruments may involve higher risk of volatility to a Portfolio. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectus for the Portfolio for a discussion of the risks associated with an investment in those Portfolios. You should refer to the accompanying prospectuses of the Portfolios for more complete information about their investment policies and restrictions.

Some of the Portfolios are managed by investment advisers who also manage publicly offered mutual funds having similar names and investment objectives. While some of the Portfolios may in some ways resemble, and may in fact be modeled after publicly offered mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly offered mutual fund. Consequently, the investment performance of publicly offered mutual funds and any similarly named Portfolio may differ substantially.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Division are separate and are credited to or charged against the particular Division without regard to income, gains or losses from any other Division or from any other part of our business. We will use the net premiums you allocate to a Division to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

- MIXED AND SHARED FUNDING; CONFLICTS OF INTEREST

Shares of the Portfolios are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Portfolio shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Portfolios simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyowners, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Portfolio. This might force that Portfolio to sell portfolio securities at disadvantageous prices. Policy owners will not bear the attendant expense.

- FUND ADDITIONS, DELETIONS OR SUBSTITUTIONS

We reserve the right, subject to compliance with appropriate state and federal laws, to add, delete or substitute shares of another Portfolio or Fund for Portfolio shares already purchased or to be purchased in the future for the Division in connection with the Policy. We may substitute shares of one Portfolio for shares of another Portfolio if, among other things, (a) it is determined that a Portfolio no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Portfolio are no longer available for investment; or (c) in our view, it has become inappropriate to continue investing in the shares of the Portfolio. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution, addition or deletion of securities will be made without prior notice to Policyowners, and without such prior approval of the SEC or other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

We also reserve the right to make the following changes in the operation of the Separate Account and the Divisions;

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Division to another, or from any Division to our general account;

(d) to add, combine, or remove Divisions in the Separate Account;

(e) to assess a charge for taxes attributable to the operation of the Separate Account or for other taxes, described in "Charges and Fees-Other Charges" on page __; and

(f) to change the way we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the Portfolio's shareholders. See accompanying Prospectus for the Portfolios.

- GENERAL ACCOUNT

Interests in the General Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended and the General Account has not been registered as an investment company under the 1940 Act. However, disclosure in this Prospectus regarding the General Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the General Account has not been reviewed by the SEC.

The General Account is a fixed funding option available under the Policy. We guarantee a minimum interest rate of 3.0% on amounts in the General Account and assume the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Portfolios does not affect the General Account Value.

The General Account is secured by our general assets. Our general assets include all assets other than those held in separate accounts sponsored by us or our affiliates. We will invest the assets of the General Account in those assets we choose, as allowed by applicable law. We will allocate investment income of such General Account assets between ourself and those policies participating in the General Account.

We guarantee that, at any time, the General Account Value of your Policy will not be less than the amount of the Net Premiums allocated to the General Account, plus any monthly accumulation value adjustment, plus interest at an annual rate of not less than 3.0%, less the amount of any withdrawals, Policy Loans or Monthly Deductions, plus interest at an annual rate of not less than 3.0%.

If you do not accept the Policy issued as applied for or you exercise your "free look" option, no interest will be credited and we will retain any interest earned on the initial Net Premium.

POLICY CHOICES

- GENERAL

The Policy is designed to provide the Insured with lifetime insurance protection and to provide you with flexibility in amount and frequency of premium payments and level of life insurance proceeds payable under the Policy. It provides life insurance coverage on the Insured with a Death Benefit payable on the Insured's death. You are not required to pay scheduled premiums to keep the Policy in force and you may, subject to certain limitations, vary the frequency and amount of premium payments.

To purchase a Policy, you must complete an application and submit it to us through the agent selling the Policy. You must furnish satisfactory evidence of insurability. The Insured under the Policy must generally be under age 85 at the time the application for the Policy is submitted. For ages 15 and over, the Insured's smoking status is reflected in the current cost of insurance rates. Policies issued in certain States will not directly reflect the Insured's sex in either the premium rates or the charges or values under the Policy. We may reject an application for any reason.

The minimum Specified Amount at issue is $100,000. We reserve the right to revise our rules to specify different minimum Specified Amounts at issue. We may reinsure all or a portion of the Policy.

- PREMIUM PAYMENTS

The Policy is a flexible premium life insurance policy. This means that you may decide when to make premium payments and in what amounts. You must pay your premiums to us at our Service Office or through one of our authorized agents for forwarding to us. There is no fixed schedule of premium payments on the Policy either as to amount or frequency. You may determine, within certain limits, your own premium payment schedule. We will not bill premium payments for less than $250, nor more frequently than quarterly, semi-annually or annually ($50 for electronic fund transfers).

If you pay the Minimum Annual Premium during the minimum premium period, we guarantee that the Policy will stay in force throughout the minimum premium period, even if the Surrender Value is insufficient to pay a Monthly Deduction. The minimum premium period is five years. The minimum initial premium will equal the Minimum Annual Premium, divided by 6. We may require evidence of insurability if payment of a premium will result in an immediate increase in the difference between the Death Benefit and the Accumulation Value.

In order to help you obtain the insurance benefits you desire, we will state a Planned Periodic Premium and Premium Frequency in the Policy. This premium will generally be based on your insurance needs and financial abilities, the Specified Amount of the Policy and the Insured's age, sex and risk class. You are not required to pay Planned Periodic Premiums. If you do not pay a Planned Periodic Premium, your Policy will not lapse, so long as the Policy's Surrender Value is sufficient to pay the Monthly Deduction. Payment of the Planned Periodic Premiums will not guarantee that your Policy will remain in force. (See "Grace Period")

- MODIFIED ENDOWMENT CONTRACT

The Policy will be allowed to become a MEC under the Code only with your consent. If you pay a premium that would cause your Policy to be deemed a MEC and you do not consent to MEC status for your Policy, we will either refund the excess premium to you or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance premium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above.

We will pay any refund no later than 60 days after the end of the relevant Policy Year, in accordance with the requirements of the Code. We may also notify you of other options available to you to keep the Policy in compliance

- COMPLIANCE WITH THE INTERNAL REVENUE CODE

The Policy is intended to qualify as a "contract of life insurance" under the Code. The Death Benefit provided by the Policy is intended to qualify for exclusion from federal income taxation. If at any time you pay a premium that would exceed the amount allowable for such qualification, we will either refund the excess premium to you or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance peremium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above

We will pay any refund no later than 60 days after the end of the relevant Policy Year, in accordance with the requirments of the Code.

We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the Policy to fail to qualify as life insurance under the Code.

- BACKDATING

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed but no earlier than six months prior to approval of the Policy in the state where the Policy is issued. Backdating may be desirable so that you can purchase a particular Specified Amount for a lower cost of insurance rate based on a younger Insured age. For a backdated Policy, we will assess Policy fees and charges from the Policy Date even though you did not have coverage under the Policy until the Policy's Issue Date. Backdating of your Policy will not affect the date on which your premium payments are credited to the Separate Account.

ALLOCATION OF PREMIUMS

We will allocate premium payments, net of the premium tax charge, Federal income tax charge and Premium Load, plus interest earned prior to the Allocation Date, among the General Account and the Divisions in accordance with your directions to us. The minimum percentage of any net premium payment allocated to any division or the General Account is 5%. Allocation percentages must be in whole numbers only. Your initial premium (including any interest) will be allocated, as you instructed, on the Allocation Date. Your subsequent premiums will be allocated as of the date they are received in our Service Office. Prior to the Allocation Date, the initial Net Premium, and any other premiums received, will be allocated to the General Account. (See "Right of Policy Examination")

You may change your premium allocation instructions at any time. Your request may be written, by telephone or via the internet, so long as the proper telephone authorization is on file with us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after you notify us. We will send you confirmation of the change. (See "Transfers and Allocations to Funding Options")

- DEATH BENEFIT OPTIONS

At the time of purchase, you must choose between the available Death Benefit Options. After the Policy has been in force for two years and until you reach Age 100, you may change from any of the Options to Option I or Option II. Changes from Option I or Option II to Option III are not permitted. The amount payable upon the Death of the Insured depends upon which Death Benefit Option you choose.

OPTION I: The Death Benefit will be the greater of (i) the current Specified Amount or (ii) the Accumulation Value on the death of the Insured multiplied by the corridor percentage, as described below.

OPTION II: The Death Benefit equals the greater of (i) the current Specified Amount plus the Accumulation Value on the death of the Insured or (ii) the Accumulation Value on the date of death multiplied by the corridor percentage, as described below.

OPTION III: The Death Benefit equals the greater of (i) the current Specified Amount plus the total premiums paid less any withdrawals to the date of death or
(ii) the Accumulation Value multiplied by the corridor percentage as described below. If the total of the withdrawals exceeds the premiums paid then the Death Benefit will be less than the Specified Amount.

The corridor percentage is used to determine a minimum ratio of Death Benefit to Accumulation Value. This is required to qualify the Policy as life insurance under the Code.

DEATH BENEFIT QUALIFICATION TEST

You will also choose between the two Death Benefit qualification tests, the cash value accumulation test and the guideline premium test. Once you have made your choice, the Death Benefit qualification test cannot be changed.

The guideline premium test limits the amount of premium payable for an Insured of a particular age and sex. It also applies a prescribed corridor percentage to determine a minimum ratio of Death Benefit to Accumulation Value.

Following are the Corridor Percentages under the Guideline Premium Test:

                              CORRIDOR PERCENTAGES
                       (ATTAINED AGE OF THE INSURED AT THE
                         BEGINNING OF THE CONTRACT YEAR)

AGE          %        AGE       %       AGE       %        AGE        %
0-40         250%       50      185%       60      130%       70      115%
41           243        51      178        61      128        71      113
42           236        52      171        62      126        72      111
43           229        53      164        63      124        73      109

44           222        54      157        64      122        74      107
45           215        55      150        65      120     75-90      105
46           209        56      146        66      119        91      104
47           203        57      142        67      118        92      103
48           197        58      138        68      117        93      102
49           191        59      134        69      116        94      101
                                                              95+     100

The cash value accumulation test requires that the Death Benefit be sufficient to prevent the Accumulation Value, as defined in Section 7702 of the Code, from ever exceeding the net single premium required to fund the future benefits under the Policy. If the Accumulation Value is ever greater than the net single premium at the Insured's age and sex for the proposed Death Benefit, the Death Benefit will be automatically increased by multiplying the Accumulation Value by a corridor percentage that is defined as $1000 divided by the net single premium.

The tests differ as follows:

(1) the guideline premium test limits the amount of premium that you can pay into your Policy; the cash value accumulation test does not.

(2) the factors that determine the minimum Death Benefit relative to the Policy's Accumulation Value are different. Required increases in the minimum Death Benefit due to growth in Accumulation Value will generally be greater under the cash value accumulation test.

(3) If you wish to pay more premium than is permitted under the guideline premium test, for example to target a funding objective, you should consider the cash value accumulation test, because it generally permits higher premium payments. However, the higher corridor percentage might cause you to pay higher cost of insurance charges. Payment of higher premiums could also cause your Policy to be deemed a MEC.

(4) If your primary objective is to maximize the potential for growth in Accumulation Value, or to conserve Accumulation Value, generally the guideline premium test will better serve this objective. Since the corridor percentages are lower, the smaller required Death Benefit generally results in lower cost of insurance charges.

You should consult with a qualified tax adviser before choosing the Death Benefit Qualification Test.

The following example demonstrates the Death Benefits under Options I, II and III for the cash value accumulation test and the guideline premium test. The example shows an Ensemble Accumulator Policy issued to a male, non-tobacco user, Age 45, at the time of calculation of the Death Benefit. The Policy is in its 10th Policy Year and there is no outstanding Policy Debt.

                                                CASH VALUE          GUIDELINE
                                               ACCUMULATION          PREMIUM
                                                   TEST                TEST
Specified Amount                                    100,000            100,000
Accumulation Value                                  _______            _______
Corridor Percentage                                 _______%           _______%
Total Premiums less Withdrawals                      15,000             15,000
Death Benefit Option I                              _______            _______
Death Benefit Option II                             _______            _______
Death Benefit Option III                            _______            _______

Under any of the Death Benefit Options, the Death Benefit will be reduced by a withdrawal. (See "Withdrawals") The Death Benefit payable under any of the Options will also be reduced by the amount necessary to repay the Policy Debt in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force.

Beginning on the Policy Anniversary nearest the Insured's Attained Age 100, the Death Benefit then in effect will remain in effect.

After we issue the Policy and once the Policy has been in force for not less than 24 months and so long as you have not reached Age 100, you may, subject to certain restrictions, change the Death Benefit selection by sending us a request in writing. If you change the Death Benefit Option from Option II to Option I, the Specified Amount will be increased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit Option from Option I to Option II, the Specified Amount will be decreased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit Option from Option III to Option II, the Specified Amount will be increased by the Premiums paid to the date of the change less any withdrawals and then will be decreased by the Accumulation Value in the date of the change. If you change the Death Benefit from Option III to Option I, the Specified Amount will be increased by the Premiums paid less any withdrawals, to the date of the change. You may not change from Options I or II to Option III. If a change would result in an immediate increase in the Death Benefit, such change will be subject to evidence of insurability.

- TRANSFERS AND ALLOCATIONS TO FUNDING OPTIONS

You may transfer all or part of the Accumulation Value to any other Division or to the General Account at any time. Funds may be transferred between the Divisions or from the Divisions to the General Account. We currently permit 12 transfers per year without imposing any transfer charge. For transfers over 12 in any Policy Year, we currently impose a transfer charge of $25 (which charge is guaranteed not to exceed $50), which we will deduct on a pro rata basis from the Division or Divisions or the General Account into which the amount is transferred, unless you specify otherwise. We will not impose a transfer charge on the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account to the Divisions on the Allocation Date, or on loan repayments. We will not impose a transfer charge for transfers under the Dollar Cost Averaging or Portfolio Rebalancing features. You may currently make up to 20 transfers per Policy Year. We reserve the right to modify transfer privileges and charges.

You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate or charge a lower cost of insurance rate than those guaranteed for the General Account.

Except for transfers in connection with Dollar Cost Averaging, Automatic Portfolio Rebalancing and loan repayments, we allow transfers out of the General Account to the Divisions only once in every 180 days and limit their amount to the lesser of (a) 25% of the Accumulation Value in the General Account not being held as loan collateral, or (B) $100,000. Any other transfer rules, including minimum transfer amounts, also apply. We reserve the right to modify these restrictions.

We will not impose a transfer charge for a transfer of all Accumulation Value in the Separate Account to the General Account. A transfer from the General Account to the Divisions will be subject to the transfer charge unless it is one of the first 12 transfers in a Policy Year and except for the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account and loan repayments.

We reserve the right to refuse or restrict transfers made by third-party agents on behalf of the Policyowner or pursuant to market timing services when we determine that such transfers will be detrimental to the Portfolios, Policyowners or you. If we refuse or restrict a transfer, we will notify you promptly in writing or by telephone.

- TELEPHONE AND INTERNET TRANSFERS, LOANS AND REALLOCATIONS

You or your authorized representative (or a member of his/her administrative staff) may request a transfer of Accumulation Value or reallocation of premiums (including allocation changes relating to existing Dollar Cost Averaging and Automatic Portfolio Rebalancing programs) either in writing, by telephone or via the internet. In order to make telephone or internet transfers, you must complete the appropriate authorization form and return it to us at our Service Office. All transfers must be in accordance with the terms of the Policy. If the transfer instructions are not in good order, we will not execute the transfer and you will be notified. Internet transfers may not always be available.

We may also permit loans to be made by telephone, provided that your authorization form is on file with us. Only you may request loans by telephone.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that instructions are genuine. Any instructions which we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.

- AUTOMATED TRANSFERS (DOLLAR COST AVERAGING AND PORTFOLIO REBALANCING)

Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals results in acquiring more units when prices are low and fewer when prices are high.

You may establish automated transfers of a specific dollar amount (the "Periodic Transfer Amount") on a monthly, quarterly or semi-annual basis from the Money Market Division or the General Account to any other Division or to the General Account. You must have a minimum of $3,000 allocated to either the Money Market Division or the General Account in order to enroll in the Dollar Cost Averaging program. The minimum Periodic Transfer Amount is $250. A minimum of 5% of the Periodic Transfer Amount must be transferred to any specified Division. There is no additional charge for the program.

You may elect an Automatic Portfolio Rebalancing feature which provides a method for reestablishing fixed proportions among your allocations to your Policy's investment options on a systematic basis. Under this feature, we will automatically readjust the allocation between the Divisions and the General Account to the desired allocation, subject to a minimum of 5% per Division or General Account, on a quarterly, semi-annual or annual basis. There is no additional charge for the program.

You may select Dollar Cost Averaging or Automatic Portfolio Rebalancing when you apply for your Policy or at any time by submitting a written request to our Service Center. Contact us at the address or telephone number on the first page of this prospectus for forms or more information. You may stop participation by contacting us at our Service Center. You must give us at least 30 days advance notice to change any automated transfer instructions that are currently in place. We reserve the right to suspend or modify automated transfer privileges at anytime.

You may not elect Dollar Cost Averaging and Automatic Portfolio Rebalancing at the same time. We will make transfers and adjustments pursuant to these features on the Policy's Monthly Anniversary Date in the month when the transaction is to take place, or the next succeeding business day if the Monthly Anniversary Date falls on a holiday or weekend. We must have an authorization form on file before either feature may begin. Transfers under these features are not subject to the transfer fee and do not count toward the 12 free transfers or the 20 transfer maximum currently allowed per year.

Before participating in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs, you should consider the risks involved in switching between investment Divisions available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Automatic Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Accumulation Value allocated to the better performing segments. Therefore, you should carefully consider market conditions and each Fund's investment policies and related risks before electing to participate in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs.

POLICY VALUES

- ACCUMULATION VALUE

The Accumulation Value of your Policy is determined on a daily basis. Accumulation Value is the sum of the values in the Divisions plus the value in the General Account. We calculate your Policy's Accumulation Value in the Divisions by units and unit values under the Policies. Your Policy's Accumulation Value will reflect the investment experience of the Divisions investing in the Portfolios, any additional Net Premiums paid, any withdrawals, any policy loans, and any charges assessed in connection with the Policy. We do not guarantee Accumulation Values in the Separate Account as to dollar amount.

On the Allocation Date, the Accumulation Value in the Separate Account (the "Separate Account Value") equals the initial premium payments, less the premium load and the Premium Tax and Federal Income Tax Charges, plus interest earned prior to the Allocation Date, and less the Monthly Deduction for the first policy month. We will establish the initial number of units credited to the Separate Account for your Policy on the Allocation Date. At the end of each Valuation Period thereafter, the Accumulation Value in a Division is

(i) the Accumulation Value in the Division on the preceding Valuation Date multiplied by the Net Investment Factor, described below, for the current Valuation Period, PLUS

(ii) any Net Premium we receive during the current Valuation Period which is allocated to the Division, PLUS

(iii) all Accumulation Value transferred to the Division from another Division or the General Account during the current Valuation Period, MINUS

(iv) the Accumulation Value transferred from the Division to another Division or the General Account and Accumulation Value transferred to secure a Policy Debt during the current Valuation Period, MINUS

(v) all withdrawals from the Division during the current Valuation Period.

Whenever a Valuation Period includes the Monthly Anniversary Date, the Separate Account Value at the end of such period is reduced by the portion of the Monthly Deduction and increased by any monthly Accumulation Value adjustment allocated to the Divisions.

We will calculate a guaranteed monthly Accumulation Value adjustment at the beginning of the second Policy Year for Accumulation Value in the Divisions and at the beginning of the eleventh Policy Year for Accumulation Value in the General Account and every Policy Year thereafter. The adjustment will be allocated among the General Account and the Divisions in the same proportion as premium payments.

For the Investment Divisions, the adjustment is calculated as (i) multiplied by the total of (ii) plus (iii) minus (iv), but not less than zero, where:

(i) is currently equal to .00050 (which is guaranteed not to be less than ..00025;

(ii) is the amount allocated to the Divisions at the beginning of the Policy
Year;

(iii) is the Type B loan balance at the beginning of the Policy Year; and

(iv) is the Guideline Single Premium at issue under Section 7702 of the Code, adjusted for any increases in Specified Amount.

For the General Account, the adjustment is calculated as (i) multiplied by the total of (ii) minus (iii), but not less than zero, where:

(i) is currently equal to .00020 (which is guaranteed not to be less than ..00000833);

(ii) is the amount allocated to the General Account at the beginning of the Policy Year; and

(iii) is the Type B loan balance at the beginning of the Policy Year.

See "Policy Loans" for a description of Type B loans.

- UNIT VALUES

We credit Units to you upon allocation of Net Premiums to a Division. Each Net Premium payment you allocate to a Division will increase the number of units in that Division. We credit both full and fractional units. We determine the number of units and fractional units by dividing the Net Premium payment by the unit value of the Division to which you have allocated the payment. We determine each Division's unit value on each Valuation Date. The number of units credited to your Policy will not change because of subsequent changes in unit value. The number is increased by subsequent contributions or transfers allocated to a Division, and decreased by charges and withdrawals from that Division. The dollar value of each Division's units will vary depending on the investment performance of the corresponding Portfolio, as well as any expenses charged directly to the Separate Account.

The initial Unit Value of each Division's units was $10.00. Thereafter, the Unit Value of a Division on any Valuation Date is calculated by multiplying the Division's Unit Value on the previous Valuation Date by the Net Investment Factor for the Valuation Period then ended.

- NET INVESTMENT FACTOR

The Net Investment Factor measures each Division's investment experience and is used to determine changes in Unit Value from one Valuation Period to the next. We calculate the Net Investment Factor by dividing (1) by (2) and subtracting
(3) from the result, where:

(1) is the sum of:

(a) the Net Asset Value of a Portfolio share held in the Separate Account for that Division determined at the end of the current Valuation Period; plus

(b) the per share amount of any dividend or capital gain distributions made for Portfolio shares held in the Separate Account for that Division if the ex-dividend date occurs during the Valuation Period;

(2) is the Net Asset Value of a Portfolio share held in the Separate Account for that Division determined as of the end of the preceding Valuation Period; and

(3) is the daily charge representing the Mortality & Expense Risk Charge. This charge is equal, on an annual basis, to a percentage of the average daily Net Asset Value of Portfolio shares held in the Separate Account for that Division.

Because the Net Investment Factor may be greater than, less than or equal to 1, values in a Division may increase or decrease from Valuation Period to Valuation Period.

The General Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Separate Account, plus interest credited to those amounts. Amounts allocated to the General Account, and interest thereon, are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.

You will be advised at least annually as to the number of Units which remain credited to the Policy, the current Unit Values, the Separate Account Value, the General Account Value, and the Accumulation Value.

- SURRENDER VALUE

The Surrender Value of the Policy is the amount you can receive in cash by surrendering the Policy. The Surrender Value will equal (a) the Accumulation Value on the date of surrender; less (b) the Surrender Charge; less (c) the Policy Debt. (See "Charges Deducted Upon Surrender.")

CHARGES & FEES

- CHARGES & FEES ASSESSED AGAINST PREMIUM

PREMIUM CHARGES

Before a premium is allocated to any of the Divisions of Separate Account A and the General Account, we will deduct the following fees and charges:

- a state premium tax charge of 2.5% unless otherwise required by state law (1.0% in Oregon and 2.35% in California. In Puerto Rico, no premium tax charge is assessed).

- a federal income tax charge of 1.25% ("Federal Income Tax Charge") which reimburses us for our increased federal tax liability under the federal tax laws.

- a Premium Load, which is guaranteed not to exceed 3.75% of premium in all Policy Years, which reimburses us for a portion of our distribution expenses.

The premium charges are also applied to premiums received pursuant to replacements or exchanges under Section 1035 of the Code.

The state premium tax charge reimburses us for taxes and other assessments we pay to states and municipalities in which the Policy is sold and represents an approximate average of actual taxes we pay. The amount of tax assessed by a state or municipality may be more or less than the charge. We may impose the premium tax charge in states which do not themselves impose a premium tax. State premium tax rates vary from 0% to 4%. The current North Carolina premium tax rate is 1.9%. Subject to state law, we reserve the right to increase these tax charges due to changes in the state or federal tax laws that increase our tax liability.

- CHARGES & FEES ASSESSED AGAINST ACCUMULATION VALUE

Charges and fees assessed against the Policy's Accumulation Value can be deducted from any one of the Divisions, the General Account, or pro rata from each of the Divisions and the General Account. If you do not designate one Division, we will deduct the charges pro rata from each of the Divisions and the General Account.

MONTHLY DEDUCTION

On each Monthly Anniversary Date and on the Policy Date, we will deduct from the Policy's Accumulation Value an amount to cover certain expenses associated with start-up and maintenance of the Policy, administrative expenses, the Cost of Insurance for the Policy and any optional benefits added by rider.

The Monthly Deduction equals:

i) the Cost of Insurance for the Policy (as described below), plus

ii) a Monthly Administrative Fee of $10, plus

iii) a monthly Acquisition Charge during the first two Policy Years equal to 2% of the Load Basis Amount per month in Policy Year 1 and 1% of Load Basis Amount per month in Policy Year 2, plus

iv) the cost of optional benefits provided by rider.

v) a monthly Acquisition Charge during the first 24 months following any increase in Specified Amount.

COST OF INSURANCE. The Cost of Insurance charge is related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provisions that you may elect through a Policy rider.

The Cost of Insurance charge equals (i) multiplied by the result of (ii) minus
(iii) where:

i) is the current Cost of Insurance Rate as described in the Policy;

ii) is the death benefit at the beginning of the policy month divided by
1.00246627 (to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 3%); and

iii) is the Accumulation Value at the beginning of the policy month, prior to the monthly deduction for the Cost of Insurance.

The current Cost of Insurance Rate is variable and is based on the Insured's Issue Age, sex (where permitted by law), rating class, Policy Year and Specified Amount. Because the Accumulation Value and the Death Benefit of the Policy may vary from month to month, the Cost of Insurance charge may also vary on each day a Monthly Deduction is taken. In addition, you should note that the Cost of Insurance charge is related to the difference between the Death Benefit payable under the Policy and the Accumulation Value of the Policy. An increase in the Accumulation Value or a decrease in the Death Benefit may result in a smaller Cost of Insurance charge while a decrease in the Accumulation Value or an increase in the Death Benefit may result in a larger cost of insurance charge.

The Cost of Insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables Male or Female (1980 Tables). Substandard risks will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Policy. We may adjust the monthly Cost of Insurance rates from time to time. Adjustments will be on a class basis and will be based on our estimates for future factors such as mortality experience, investment earnings, expenses (including reinsurance costs), taxes and the length of time Policies stay in force. Any adjustments will be made on a nondiscriminatory basis. The current Cost of Insurance rate will not exceed the applicable maximum Cost of Insurance rate shown in your Policy.

MONTHLY ADMINISTRATIVE EXPENSE CHARGE. The Monthly Deduction amount also includes a monthly administration fee of $10.00. This fee may not be increased.

ACQUISITION CHARGE. We will deduct from the Accumulation Value a monthly acquisition charge of 2% of the Load Basis Amount in the first Policy Year and 1% of the Load Basis Amount in the second Policy Year. The Load Basis Amount is an amount per $1000 of Specified Amount, which varies by sex, Issue Age and rating class of the Insured. The maximum load Basis Amount is $______, resulting in a maximum Acquisition Charge of $______ per month per $1000 of Specified Amount in year 1 and $_____ per month per $1000 of Specified Amount in Year 2. This charge does not vary with the amount of premium paid. We reserve the right to increase or decrease this charge for policies not yet issued in order to correspond with changes in distribution costs of the Policy. The charge compensates us for the cost of selling the Policy, including, among other things, agents' commissions, advertising and printing of prospectuses and sales literature. Normally this charge, plus the Premium Load and the Surrender Charge, discussed below, compensate us for total sales expenses for the year.

To the extent sales expenses in any Policy Year are not recovered by the Acquisition Charges, the Premium Load and the Surrender Charges we collect, we may recover sales expenses from other sources, including profits from the Mortality and Expense Risk Charges.

CHARGES FOR OPTIONAL BENEFITS. If you elect any optional benefits by adding riders to the Policy, an optional benefits charge will be included in the Monthly Deduction amount. The amount of the charge will vary depending upon the actual optional benefits selected and is described on each applicable Policy rider.

- CHARGES & FEES ASSESSED AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE

We will assess a charge on a daily basis against each Division at a current annual rate of 0.60% in Policy Years 1 through 10, 0.48% in Policy Years 11 through 25, and 0.36% in Policy Years 26 and later of the value of the Divisions to compensate us for mortality and expense risks we assume in connection with the Policy. We reserve the right to increase this charge, but guarantee that it will not exceed 0.75% in Policy Years 1 through 25 and 0.60% in Policy Years 26 and thereafter. The mortality risk we assume is that Insureds, as a group, may live for a shorter period of time than estimated and that we will, therefore, pay a Death Benefit before collecting a sufficient Cost of Insurance charge. The expense risk assumed is that expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the administrative charges assessed for such expenses.

The Separate Account is not subject to any taxes. However, if taxes are assessed against the Separate Account, we reserve the right to assess taxes against the Separate Account Value.

ADMINISTRATIVE CHARGE FOR TRANSFERS OR WITHDRAWAL

We currently impose an Administrative Fee of $25 for each transfer among the Divisions or the General Account, after the first 12 transfers in a Policy Year (up to a maximum of 20). This fee is guaranteed not to exceed $50. We will also charge an Administrative Fee on withdrawals equal to the lesser of 2% of the withdrawal amount or $25.

- CHARGES DEDUCTED UPON SURRENDER

If you surrender the Policy, reduce the Specified Amount, or the Policy lapses during up to the first fourteen Policy Years, we will assess a contingent deferred sales charge, which will be deducted from the Policy's Accumulation Value. This charge is imposed in part to recover distribution expenses and in part to recover certain first year administrative costs.

The initial Surrender Charge is the Surrender Charge we would assess if you surrendered the Policy on the Issue Date. It equals your Policy's Specified Amount times a rate per $1,000 of Specified Amount, which varies based on the Issue Age, risk classification and, in most states, sex of the Insured. The initial maximum Surrender Charge will be specified in your Policy and will be in compliance with each state's nonforfeiture law.

For the first five Policy Years, the amount we charge you on surrender will equal the initial Surrender Charge. It will then decrease annually, decreasing to zero no later than the fifeenth Policy Year. The Surrender Charge in any given Policy Year will equal the following percentage of the initial Surrender
Charge:

            SURRENDER CHARGE AS PERCENTAGE OF INITIAL SURRENDER CHARGE
                                AGE ON POLICY DATE
           -------------------------------------------------------------
POLICY        46
 YEAR      OR YOUNGER   47 - 49   50 - 52   53 - 55    56 - 58     59 +
------------------------------------------------------------------------
 0-5         100.0%      100.0%    100.0%    100.0%     100.0%    100.0%
  6           90.0%       88.8%     87.5%     85.7%      83.3%     80.0%
  7           80.0%       77.7%     75.0%     71.4%      66.6%     60.0%
  8           70.0%       66.6%     62.5%     57.1%      50.0%     40.0%
  9           60.0%       55.5%     50.0%     42.8%      33.3%     20.0%
 10           50.0%       44.4%     37.5%     28.5%      16.6%      0.0%
 11           40.0%       33.3%     25.0%     14.2%       0.0%
 12           30.0%       22.2%     12.5%      0.0%
 13           20.0%       11.1%      0.0%
 14           10.0%        0.0%
 15            0.0%

For example, if your Policy's Specified Amount were $100,000, you were Age ___ at the Policy Date, and the applicable rate were $ _____ per thousand, your initial Surrender Charge would be $________. The Surrender Charge applicable in any Policy Year therefore would be as follows:

                POLICY YEAR                    SURRENDER CHARGE
                    0-5                           $__________
                     6                            $__________
                     7                            $__________
                     8                            $__________
                     9                            $__________
                    10+                                0

We will not assess a Surrender Charge after the fourteenth Policy Year unless there is an increase in Specified Amount.

The Surrender Charge on an increase in Specified Amount is described in "Surrender Charges on Increase in Specified Amount" below.

The maximum Surrender Charge that we will assess is $34.01 per $1000 of specified amount. This is the Surrender Charge on a surrender in the first Policy Year for a male tobacco user, age 58.

A pro rata portion of any Surrender Charge will be assessed upon withdrawal or reduction in the Specified Amount. The Policy's Accumulation Value will be reduced by the amount of any withdrawal or from a reduction in Specified Amount plus any applicable pro rata Surrender Charge.

- SURRENDER CHARGES ON SURRENDERS AND WITHDRAWALS

All applicable Surrender Charges are imposed on Surrenders.

We will impose a partial Surrender Charge on withdrawals. The pro rata Surrender Charge will equal the amount of the Specified Amount reduction associated with the withdrawal divided by the Specified Amount before the reduction times the then-current Surrender Charge. We will reduce any applicable remaining Surrender Charges by the same proportion. A transaction charge equal to the lesser of 2% of the withdrawal amount or $25 will be deducted from the amount of each withdrawal. (See "Withdrawals") The Surrender Charge does not apply to Policy loans.

We will also impose a partial Surrender Charge on decreases in Specified Amount. It will equal the amount of the decrease in Specified Amount divided by the Specified Amount before the decrease times the then-current Surrender Charge.

- SURRENDER CHARGES ON INCREASES IN SPECIFIED AMOUNT

Increases in Specified Amount will be subject to a new Surrender Charge. The Surrender Charge on the increase will equal one-half the Surrender Charge we would assess if you were purchasing a new Policy, rather than increasing the Specified Amount of your existing Policy.

The Surrender Charge on the increase will be determined based on the Insured's circumstances at the time of the increase. The Surrender Charge will apply for up to fourteen years from the effective date of the increase, and will decrease over that period just as initial Surrender Charges decrease.

OTHER CHARGES

We reserve the right to charge the assets of each Division to provide for any income taxes or other taxes payable by us on the assets attributable to that Division. Although we currently make no charge, we reserve the right to charge you an administrative fee, not to exceed $50, to cover the cost of preparing any additional illustrations of current Cash Values and current mortality assumptions which you may request after the Policy Date.

POLICY RIGHTS

- SURRENDERS

By Written Request, you may surrender or exchange the Policy under Code Section 1035, for its Surrender Value at any time while the Insured is alive. All insurance coverage under the Policy will end on the date of the surrender. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in this Prospectus or in any manner to which we agree and that we make available. When we receive your written request in good order, the values in the Divisions will be moved into the General Account. If you decide to keep your Policy, you must send us a letter notifying us of your decision and instructing us on how you wish the values to be allocated to the Divisions. (See "Right to Defer Payment", "Policy Settlement" and "Payment of Benefits".)

- WITHDRAWALS

By written request, you may, at any time after the expiration of the Free Look Period, make withdrawals from the Policy. A charge equal to the lesser of $25 or 2% of the withdrawal will be deducted from the amount of the Cash Value which you withdraw. We will

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also deduct a pro rata Surrender Charge. The minimum amount of any withdrawal after the charge is applied is $500. The amount you withdraw cannot exceed the Surrender Value.

Withdrawals will generally affect the Policy's Accumulation Value, Cash Value and the life insurance proceeds payable under the Policy as follows:

- The Policy's Cash Value will be reduced by the amount of the withdrawal plus the $50 charge;

- The Policy's Accumulation Value will be reduced by the amount of the withdrawal, the $50 charge plus any applicable pro rata Surrender Charge;

- The Death Benefit will be reduced by an amount equal to the reduction in Accumulation Value.

The withdrawal will reduce the Policy's values as described in the "Charges Deducted Upon Surrender" section.

If the Death Benefit Option for the Policy is Option I, a withdrawal will reduce the Specified Amount. However, we will not allow a withdrawal if the Specified Amount will be reduced below $ 25,000.

If the Death Benefit Option for the Policy is Option II, a withdrawal will reduce the Accumulation Value, usually resulting in a dollar-for-dollar reduction in the Death Benefit.

If the Death Benefit Option for the Policy is Option III, a withdrawal will result in a dollar-for-dollar reduction in the Death Benefit.

You may allocate a withdrawal among the Divisions and the General Account. If you do not make such an allocation, we will allocate the withdrawal among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the General Account, less any Policy Debt, bears to the total Accumulation Value of the Policy, less any Policy Debt. ("See Right to Defer Payment", "Policy Changes" and "Payment of Benefits".)

- GRACE PERIOD

Generally, on any Monthly Anniversary Date, if your Policy's Surrender Value is insufficient to satisfy the Monthly Deduction, we will allow you 61 days of grace for payment of an amount sufficient to continue coverage. We call this "lapse pending status". During the first five Policy Years, however, if you have paid the required cumulative minimum premiums, or during the coverage protection guarantee period if the coverage protection guarantee test is met, your Policy will not enter the Grace Period regardless of declines in the Surrender Value.

Written notice will be mailed to your last known address, according to our records, not less than 61 days before termination of the Policy. This notice will also be mailed to the last known address of any assignee of record.

The Policy will stay in force during the Grace Period. If the Insured dies during the Grace Period, we will reduce the Death Benefit by the amount of any Monthly Deduction due and the amount of any outstanding Policy Debt.

If payment is not made within 61 days after the Monthly Anniversary Date, the Policy will terminate without value at the end of the Grace Period.

- COVERAGE PROTECTION GUARANTEE

A coverage protection guarantee provision is available at no charge to you if the guarantee was available in the Policy at the time your Policy was issued. The Policy will not enter the Grace Period regardless of declines in the Surrender Value so long as cumulative premiums paid less cumulative withdrawals to date, less Policy Debt exceed cumulative required coverage protection premiums. Consult your Policy for minimum premium requirements and coverage protection guarantee periods.

There is a maximum guarantee period of 20 years. The guarantee period varies by Issue Age. The guarantee does not apply in the following situations:

- if you have selected Death Benefit Option III;

- if you have selected the Automatic Increase Rider;

- if you change your Death Benefit from Option I to Option II;

- if your Policy lapses and is subsequently reinstated.

- REINSTATEMENT OF A LAPSED OR TERMINATED POLICY

If the Policy terminates as provided in its Grace Period provision, you may apply to reinstate it. To reinstate the Policy, the following conditions must be met:

- The Policy has not been fully surrendered.

- You must apply for reinstatement within 5 years after the date of termination and before the Insured's Attained Age 100.

- We must receive evidence of insurability satisfactory to us.

- We must receive a premium payment sufficient to keep the Policy in force for the current month plus two additional months.

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- If a loan was outstanding at the time of lapse, we will require that either you repay or reinstate the loan.

- Supplemental Benefits will be reinstated only with our consent. (See "Grace Period" and "Premium Payments".)

- COVERAGE BEYOND INSURED'S ATTAINED AGE 100

At the Insured's Attained Age 100, if the Policy is not in the Grace Period, we will make several changes to your Policy as follows:

- Your Policy will continue in force for the lifetime of the Insured unless you surrender the Policy;

- The Death Benefit Option in effect may not be changed;

- No further premiums will be accepted;

- No further Monthly Deductions will be taken;

- The Monthly Accumulation Value Adjustment will no longer apply;

- The interest rate charged to Type A and B Policy Loans will be set equal to the rate credited to the portion of the Accumulation Value in the General Account being held as collateral on the Policy Loan; and

- Any riders attached to the Policy will terminate as stipulated in the riders' termination provision.

- RIGHT TO DEFER PAYMENT

Payments of any Separate Account Value will be made within 7 days after our receipt of your written request. However, we reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, we may defer payment of full surrender and withdrawal values, any Death Benefit in excess of the current Specified Amount, transfers and any portion of the Loan Value.

Payment of any General Account Value may be deferred for up to six months, except when used to pay amounts due us.

- POLICY LOANS

We will grant loans at any time after the expiration of the Right of Policy Examination. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 100% of Cash Value at the end of the Valuation Period during which the loan request is received. The maximum amount you can borrow at any time is the Loan Value reduced by any outstanding Policy Debt.

We will usually disburse loan proceeds within seven days from the Date of Receipt of a loan request, although we reserve the right to postpone payments under certain circumstances. See "OTHER MATTERS--Postponement of Payments". We may, in our sole discretion, allow you to make loans by telephone if you have filed a proper telephone authorization form with us. So long as your Policy is in force and the Insured is living, you may repay your loan in whole or in part at any time without penalty.

Accumulation Value equal to the loan amount will be maintained in the General Account to secure the loan. You may allocate a policy loan among the Divisions and the existing General Account Value that is not already allocated to secure a policy loan, and we will transfer Separate Account Value as you have indicated. If you do not make this allocation, the loan will be allocated among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account less Policy Debt bears to the total Accumulation Value of the Policy, less Policy Debt, on the date of the loan. We will make a similar allocation for unpaid loan interest due. A policy loan removes Accumulation Value from the investment experience of the Separate Account, which will have a permanent effect on the Accumulation Value and Death Benefit even if the loan is repaid. General Account Value equal to Policy Debt will accrue interest daily at the rates set forth below%.

We will charge interest on any outstanding Policy Debt with the interest compounded annually. There are two types of loans available. A Type A loan is charged interest at an effective annual rate of 5.00%, and the interest credited to the amount of the Accumulation Value held in the General Account to secure Type A loans is at an effective annual rate of 5.00%. The amount available at any time for a Type A loan is the maximum loan amount, less the Guideline Single Premium at issue, adjusted on a pro rata basis for increases in Specified Amount, as set forth in the Code, less any outstanding Type A loans. Any other loans are Type B loans. A Type B loan is charged an effective annual interest rate of 6.00%, and the interest credited to the amount of the Accumulation Value held in the General Account to secure Type B loans is 5.00%. One loan request can result in both a Type A and a Type B loan. A loan request will first be granted as a Type A loan, to the extent available, and then as a Type B loan. All loans become Type A loans at attained age 100. Otherwise, once a loan is granted, it remains a Type A or Type B loan until it is repaid. Interest is due and payable at the end of each Policy Year and any unpaid interest due becomes loan principal.

If Policy Debt exceeds Cash Value, we will notify you and any assignee of record. You must make a payment within 61 days from the date Policy Debt exceeds Cash Value or the Policy will lapse and terminate without value (See "Grace Period"). If this happens, you may be taxed on the total appreciation under the Policy. However, you may reinstate the Policy, subject to proof of insurability and payment of a reinstatement premium. See "Reinstatement of a Lapsed Policy".

You may repay the Policy Debt, in whole or in part, at any time during the Insured's life, so long as the Policy is in force. The amount necessary to repay all Policy Debt in full will include any accrued interest. If there is any Policy Debt, we will apply payments received from you as follows: we will apply payments as premium in the amount of the Planned Periodic Premium, received at the premium frequency, unless you specifically designate the payment as a loan repayment. We will apply payments in excess of the Planned Periodic Premium or payments received other than at the premium frequency, first as policy loan repayments, then as premium when you have repaid the Policy Debt.

If you have both a Type A and a Type B loan, we will apply repayments first to the Type B loan and then to the Type A loan. Upon repayment of all or part of the Policy Debt, we will transfer the Policy's Accumulation Value securing the repaid portion of the debt in the General Account to the Divisions and the General Account in the same proportion in which the loan was taken.

An outstanding loan amount will decrease the Surrender Value available under the Policy. For example, if a Policy has a Surrender Value of $10,000, you may take a loan of 100% or $10,000, leaving a new Surrender Value of $0. If a loan is not repaid, the decrease in the Surrender Value could cause the Policy to lapse. In addition, the Death Benefit will be decreased because of an outstanding policy loan. Furthermore, even if you repay the loan, the amount of the Death Benefit and the Policy's Surrender Value may be permanently affected since the Accumulation Value securing the loan is not credited with the investment experience of the Divisions.

OVERLOAN PROTECTION ENDORSEMENT

The Overloan Protection Endorsement, if available at the time your Policy is issued, will protect you against lapse of your Policy due to Policy Debt exceeding Cash Value. Under this Endorsement, your Policy will not lapse if:

   -   Your Policy has been in force for at least 20 years;

   -   The Insured's Attained Age is at least 65;

   -   The Surrender Value is less than the Monthly Deduction;

   -   The Policy Debt is greater than the Specified Amount; and

   -   Death Benefit Option I has been elected.

However, the following changes will be made to your Policy:

   -   Any Riders will terminate;

   -   All Accumulation Value will be transferred to the General Account; and

   -   The Death Benefit will be the greater of:

          - Accumulation Value or the Policy Debt on the Insured's Date of Death multiplied by the 7702 Corridor Factor; and

          -   The Policy Debt on the Insured's Date of Death plus $10,000.

   - No further premium payments, withdrawals, Policy Loans, changes in Specified Amount, changes in Death Benefit Option, or transfers from the General Account will be permitted; and

   - Interest will be credited to the Loan Collateral and any unloaned funds in the General Account, and interest will continue to be charged to the Loan Amount;

   -   The Accumulation Value will not be less than zero.

If the Policy is in force under the Overloan Protection Endorsement when the Insured reaches Attained Age 100, then the following changes also will occur:

   - Interest credited on both Type A and Type B loans will be at the rate of 5.0%, and interest charged on all Policy Loans will be at the rate of 5.0%;

   -   No further Monthly Deductions will be made; and

   -   No further Monthly Accumulation Value Adjustment will be made.

- POLICY CHANGES

You may make changes to your Policy, as described below, by submitting a written request to our Service Office. Supplemental Policy Specification pages and/or a notice confirming the change will be sent to you once the change is completed.

INCREASE OR DECREASE IN SPECIFIED AMOUNT

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

You may increase or decrease the Specified Amount of this Policy after the 1st Policy Year, and you send us a written request and the Policy to our Service Office. However:

- Any increase or decrease must be at least $25,000.

- Any increase or decrease will affect your cost of insurance charge.

- Any increase or decrease may affect the monthly Accumulation Value Adjustment.

- We may require evidence of insurability for an increase.

- You must be under Attained Age 86 at the time you apply for an increase.

- You may only request an increase or decrease once every 12 months.

- Any increase will affect the amount available for a Type A loan, but a decrease will not have any such effect.

- Any increase will be effective on the Monthly Anniversary Date that coincides with or next follows the approval of the increase.

- We will assess a new Acquisition charge against the Accumulation Value on the Monthly Anniversary Date that an increase takes effect. This charge is an amount per $1000 of increase in Specified Amount, which varies by sex, Attained Age, and rating class of the Insured at the time of the increase. The charge will be in effect for the 120 months following the increase.

- Any increase will result in a new Surrender Charge.

- We will assess a pro rata Surrender Charge on decreases.

- Any increase during the first five Policy years will result in an increase in the Minimum Premium.

- Any increase or decrease during the Coverage Protection Guarantee Period will result in a change in the premium required to be paid under this provision; however, the period during which the Coverage Protection Guarantee remains in effect will not change..

- Any decrease may result in federal tax implications (See "Federal Tax
Matters").

- No decrease may decrease the Specified Amount below $25,000.

- Any decrease will first apply to coverage provided by the most recent increase, then to the next most recent, and so on, and finally to the coverage under the original application.

- We will allow increases in Specified Amount at any time, so long as the Policy is issued as a 1035 exchange and the increase is needed to avoid the Policy becoming a MEC because of additional 1035 exchange money we receive after the Policy is issued

CHANGE IN DEATH BENEFIT OPTION

Any change in the Death Benefit Option may be made after the second Policy Anniversary and before the Insured reaches Attained Age 100, subject to the following conditions:

- The change will take effect on the Monthly Anniversary Date on or next following the date on which your written request is received.

- There will be no change in the Surrender Charge.

- Evidence of insurability may be required if the change would result in an increase in the difference between the Death Benefit and the Accumulation Value or if a change from Option I to Option II is accompanied by a request not to decrease the Specified Amount.

- If you change from Option I to Option II, the Specified Amount will be decreased by the Accumulation Value.

- If you change from Option II to Option I, the Specified Amount will be increased by the Accumulation Value.

- If you change from Option III to Option I, the Specified Amount will be increased by the total premiums paid less any withdrawals.

- If you change from Option III to Option II, the Specified Amount will be increased by the total premiums paid less any withdrawals, and decreased by the Accumulation Value.

- Changes from Option I or II to Option III are not allowed.

We will not require evidence of insurability for a change, so long as the Specified Amount is adjusted to make the difference between the Death Benefit and the Accumulation Value after the change in Death Benefit Option the same as it was before the change.

If the change decreases the Specified Amount below $25,000, we will increase the Specified Amount to $25,000.

- RIGHT OF POLICY EXAMINATION ("FREE LOOK PERIOD")

The Policy has a free look period during which you may examine the Policy. If for any reason you are dissatisfied, you may return the Policy to us at our Service Office or to our representative within 10 days of delivery of the Policy to you (or within a different period if required by State law). Return the Policy to Jefferson Pilot Financial Insurance Company at One Granite Place, Concord, New Hampshire 03301. Upon its return, the Policy will be deemed void from its beginning. We will return to you within seven days all payments we received on the Policy. Prior to the Allocation Date, we will hold the initial Net Premium, and any other premiums we receive, in our General Account. We will retain any interest earned if the Free Look right is exercised, unless otherwise required by State law.

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

- SUPPLEMENTAL BENEFITS

The supplemental benefits currently available as riders to the Policy include the following:

- ACCELERATED BENEFIT RIDER--pays a portion of the Death Benefit upon occurrence of terminal illness or nursing home confinement, subject to the terms of the rider. Another version of the rider also pays a portion of the Death Benefit upon the occurrence of a critical illness or condition specified in the Rider. The availability of Accelerated Benefit Rider is restricted by underwriting class.

- ACCIDENTAL DEATH BENEFIT RIDER--provides a benefit in the event of accidental death, subject to the terms of the rider.


- AUTOMATIC INCREASE RIDER--allows for scheduled annual increases in Specified Amount of from 1% to 7%, subject to the terms of the rider.

- CHILDREN'S TERM INSURANCE RIDER--provides increments of level term insurance on the Insured's children. Under the terms of this rider, JP Financial will pay the death benefit set forth in the rider to the named beneficiary upon receipt of proof of death of the insured child. Upon receipt of proof of death of the Insured, the rider will continue in force under its terms without additional monthly charges.

- DISABILITY WAIVER OF MONTHLY DEDUCTIONS BENEFIT--In the event of disability of the Insured (as defined in the Rider) after Attained Age 5 and before age 65, we will waive the Monthly Deduction for the Policy. If any other benefit or coverage rider is included in the Policy, its monthly cost will also be waived. For disability occurring on or after age 56 and before age 65, the maximum benefit period is 15 years. Eligible issue ages for this rider are 0-60. The charge for this rider is equal to a percentage of the Monthly Deduction for the Policy, plus the monthly deduction for any other riders. The percentage increases each year with Attained Age. The charge for this rider is taken as a monthly deduction from the Policy.

- DISABILITY WAIVER OF SPECIFIED PREMIUM--If the Insured is disabled (as defined in the Rider) before age 65, we will pay a specified monthly premium into the Policy beginning with the Monthly Anniversary Date following the commencement of total disability. We will pay the specified monthly premiums after the beginning of and during the continuance of such disability. The charges for this rider may vary by age, sex and underwriting class and increases each year with Attained Age. The charge is taken as a monthly deduction from the Policy.

- GUARANTEED DEATH BENEFIT RIDER--guarantees that the Policy will stay in force during the guarantee period with a Death Benefit equal to the Specified Amount provided that a cumulative minimum premium requirement is met. The premium requirement is based on Issue Age, sex, smoking status, underwriting class, Specified Amount and Death Benefit Option. If the Specified Amount is increased, an additional premium, based on Attained Age, will be required for such increase. There is a monthly charge of $.01 per $1000 of Specified Amount for this rider, which will be deducted from the Policy's Accumulation Value.

- GUARANTEED INSURABILITY OPTION RIDER--allows the Policyowner to purchase increases in Specified Amount, without providing evidence of insurability, during 60-day periods which end on regular specified option dates. The minimum increase is $10,000, the maximum increase is the lesser of $50,000 or the original Specified Amount of the Policy. There is a monthly cost of insurance charge for the rider per $1,000 of rider issue amount, which is based on Issue Age and which remains level throughout the entire rider coverage period. The charge is deducted from the Accumulation Value of the base Policy.

- SPOUSE TERM RIDER--provides term insurance coverage on the spouse of the Insured up to age 95, subject to the terms of the rider.

- SUPPLEMENTAL COVERAGE RIDER--allows the Policyowner to purchase supplemental coverage, increasing the Death Benefit under the Policy. The Specified Amount of supplemental coverage will be added to the Specified Amount of the Policy to determine the Death Benefit, the net amount at risk and the cost of insurance of the Policy. There is a monthly charge for the cost of insurance provided by the rider. There is also an acquisition expense charge in the first 2 years, guaranteed not to exceed 2% of the Load Basis Amount per month in year 1 and 1% of the Load Basis Amount per month in year 2. The Load Basis Amount is an amount per $1,000 of supplemental coverage, which varies by issue age, sex and smoking status of the Insured. There is also a unit expense charge, guaranteed not to exceed $0.01 per $1,000 of supplemental coverage per month. The rider Specified Amount may be decreased at any time after the first Policy Year (subject to Surrender Charge), but may not be decreased below the rider Minimum Specified Amount. Charges are deducted monthly from the Policy's Accumulation Value. The Additional Coverage Rider is not available to Policyowners who elect the Supplemental Coverage Rider. Under certain circumstances, the Policy can be combined with the Supplemental Coverage Rider to result in a combined Death Benefit equal to the same Death Benefit that could be acquired under the Policy without the Rider. Combining the Policy and the Supplemental Coverage Rider will result in current charges that are less than for all base coverage under the Policy. However, the guaranteed maximum Policy charges do not apply to the Rider. Therefore, adding the Rider will result in guaranteed maximum charges that are higher than for base coverage under the Policy without the Rider. This Rider is not available to Policy owners who elect the Additional Coverage Rider. This Rider will terminate at the Insured's Attained Age 100.

Rider features and availability will vary by state.

Other riders for supplemental benefits may become available under the Policy from time to time. The charges for each of these riders are described in your Policy.

DEATH BENEFIT

The Death Benefit under the Policy will be paid in a lump sum unless you or the Beneficiary have elected that they be paid under one or more of the available Settlement Options.

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Payment of the Death Benefit may be delayed if the Policy is being contested.
You may elect a Settlement Option for the Beneficiary and deem it irrevocable. You may revoke or change a prior election. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless you have made an irrevocable election.

All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as we may choose to make available in the future.

If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected.

(See "Right to Defer Payment" and "Policy Settlement")The Death Benefit under the Policy will be paid in a lump sum unless you or the Beneficiary have elected that they be paid under one or more of the available Settlement Options.

POLICY SETTLEMENT

We will pay proceeds in whole or in part in the form of a lump sum or the Settlement Options available under the Policy upon the death of the Insured or upon Surrender.

A written request may be made to elect, change or revoke a Settlement Option before payments begin under any Settlement Option. This request will take effect upon its filing at our Service Office. If you have not elected a Settlement Option when the Death Benefit becomes payable to the Beneficiary, that Beneficiary may make the election.

- SETTLEMENT OPTIONS

The following Settlement Options are available under the Policy:

OPTION A--INSTALLMENTS OF A SPECIFIED AMOUNT. Payments of an agreed amount to be made monthly until the proceeds and interest are exhausted.

OPTION B--INSTALLMENTS FOR A SPECIFIED PERIOD. Payments to be made monthly for an agreed number of years.

OPTION C--LIFE INCOME. Payments to be made each month for the lifetime of the payee. We guarantee that payments will be made for a minimum of 10, 15 or 20 years, as agreed upon.

OPTION D--INTEREST. We will pay interest on the proceeds we hold, calculated at the compound rate of 3% per year. We will make interest payments at 12, 6, 3 or 1 month intervals.

OPTION E--INTEREST: RETAINED ASSET ACCOUNT (PERFORMANCE PLUS ACCOUNT). We will pay interest on the proceeds we hold, based on the floating 13-week U.S. Treasury Bill rate fixed quarterly. The payee can write checks against such account at any time and in any amount up to the total in the account. The checks must be for a minimum of $250.

The interest rate for Options A, B and D will not be less than 3% per year. The interest rate for Option C will not be less than 2.5% per year. The interest rate for Option E will not be less than 2% per year.

Unless otherwise stated in the election of any option, the payee of the Policy benefits shall have the right to receive the withdrawal value under that option. For Options A, D and E, the withdrawal value shall be any unpaid balance of proceeds plus accrued interest. For Option B, the withdrawal value shall be the commuted value of the remaining payments. We will calculate this withdrawal value on the same basis as the original payments. For Option C, the withdrawal value will be the commuted value of any remaining guaranteed payments. If the payee is alive at the end of the guarantee period, we will resume the payment on that date. The payment will then continue for the lifetime of the payee.

If the payee of Policy benefits dies before the proceeds are exhausted or the prescribed payments made, a final payment will be made in one sum to the estate of the last surviving payee. The amount to be paid will be calculated as described for the applicable option in the Withdrawal Value provision of the Policy.

At least $25,000 of Policy proceeds must be applied to each settlement option chosen. We reserve the right to change payment intervals to increase payments to $250 each.

CALCULATION OF SETTLEMENT OPTION VALUES

The value of the Settlement Options will be calculated as set forth in the Policy.

ADDITIONAL INFORMATION

- REPORTS TO POLICYOWNERS

We will maintain all records relating to the Separate Account. At least once in each Policy Year, we will send you an Annual Summary containing the following information:

1. A statement of the current Accumulation Value and Cash Value since the prior report or since the Issue Date, if there has been no prior report;

2. A statement of all premiums paid and all charges incurred;

3. The balance of outstanding Policy Loans for the previous calendar year;

4. Any reports required by the 1940 Act.

Securities and Exchange Commission rules permit us to mail a single prospectus, annual and semiannual report to each household. If you prefer to receive Separate Mailing for each member of your household, you may notify us by calling 1-800-258-3648 x 7719.

We will promptly mail confirmation notices at the time of the following transactions:

1. Policy issue;

2. receipt of premium payments;

3. initial allocation among Divisions on the Allocation Date;

4. transfers among Divisions;

5. change of premium allocation;

6. change between Death Benefit Options;

7. increases or decreases in Specified Amount;

8. withdrawals, surrenders or loans;

9. receipt of loan repayments;

10. reinstatements; and

11. redemptions due to insufficient funds.

- RIGHT TO INSTRUCT VOTING OF FUND SHARES

In accordance with our view of present applicable law, we will vote the shares of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares you have a right to vote will be determined as of a record date established by the Fund. The number of votes that you are entitled to direct with respect to a Portfolio will be determined by dividing your Policy's Accumulation Value in a Division by the net asset value per share of the corresponding Portfolio in which the Division invests. We will solicit your voting instructions by mail at least 14 days before any shareholders meeting.

We will cast the votes at meetings of the shareholders of the Portfolio and our votes will be based on instructions received from Policyowners. However, if the 1940 Act or any regulations thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Portfolio in our right, we may elect to do so.

We will vote Portfolio shares for which we do not receive timely instructions and Portfolio shares which are not otherwise attributable to Policyowners in the same proportion as the voting instruction which we receive for all Policies participating in each Portfolio through the Separate Account.

- DISREGARD OF VOTING INSTRUCTIONS

When required by state insurance regulatory authorities, we may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Portfolio or to approve or disapprove an investment advisory contract for a Portfolio. We may also disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Portfolio if we reasonably disapprove of such changes.

We only disapprove a change if the proposed change is contrary to state law or prohibited by state regulatory authorities or if we determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a Portfolio would result in overly speculative or unsound investments. In the event that we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

- STATE REGULATION

Jefferson Pilot Financial Insurance Company is governed under the laws of the State of Nebraska. An annual statement is filed with the Nebraska Insurance Commission on or before March 1 of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically the Commissioner examines the assets and liabilities of the Company and the Separate Account and verifies their accuracy and a full examination of the Company's operations is conducted by the Commissioner at least every five years.

In addition, the Company is subject to the insurance laws and regulations of other states in which it is licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

The Policy will be offered for sale in all jurisdictions where we are authorized to do business and where the Policy has been approved by the appropriate Insurance Department or regulatory authorities. Individual Policy features may not be available in all states or may vary by state. Any significant variations from the information appearing in this Prospectus which are required due to individual state requirements are contained in your Policy.

- LEGAL MATTERS

We know of no pending material legal proceedings pending to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in the prospectus has been passed on by our Counsel.

- FINANCIAL STATEMENTS

The financial statements of the Separate Account as of December 31, 2003 and for each of the periods in the two years then ended, the financial statements of Jefferson Pilot Financial Insurance Company as of December 31, 2003 and for each of the three years in the period ended December 31, 2003, and the accompanying independent auditors' reports, appear in the Statement of Additional Information. Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment experience of the assets held in the Separate Account.

- EMPLOYMENT BENEFIT PLANS

Employers and employee organizations should consider, in connection with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of a Policy in connection with an employment-related insurance or benefit plan. The U.S. Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

TAX MATTERS

- GENERAL

Following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on our understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service. These laws are complex and tax results may vary among individuals. Anyone contemplating the purchase of or the exercise of elections under the Policy should seek competent tax advice.

- FEDERAL TAX STATUS OF THE COMPANY

We are taxed as a life insurance company in accordance with the Internal Revenue Code of 1986 as amended ("Code"). For federal income tax purposes, the operations of each Separate Account form a part of our total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes. Both investment income and realized capital gains of the Separate Account are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. However, we reserve the right to make a deduction for such tax should it be imposed in the future.

- LIFE INSURANCE QUALIFICATION

The Policy contains provisions not found in traditional life insurance policies. However, we believe that it should qualify under the Code as a life insurance contract for federal income tax purposes, with the result that all Death Benefits paid under the Policy will generally be excludable from the gross income of the Policy's Beneficiary.

Section 7702 of the Code includes a definition of life insurance for tax purposes. The definition provides limitations on the relationship between the Death Benefit and the account value. If necessary, we will increase your death benefit to maintain compliance with Section 7702.

The Policy is intended to qualify as life insurance under the Code. The Death Benefit provided by the Policy is intended to qualify for the federal income tax exclusion. If at any time you pay a premium that would exceed the amount allowable for such qualification, we will either refund the excess premium to you or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance woth your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance premium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above.

We will pay any refund no later than 60 days after the end of the relevant Policy Year, in accordance with the requirements of the Code. We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option of any other change if such change would cause the Policy to fail to qualify as life insurance under the Code.

A modified endowment contract is a life insurance policy which fails to meet a "seven-pay" test. In general, a Policy will fail the seven-pay test if the cumulative amount of premiums paid under the Policy at any time during the first seven Policy Years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical Policy issued on the same insured and for the same initial Death Benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven years. Your Policy will be treated as a modified endowment contract unless the cumulative premiums paid under your Policy, at all times during the first seven Policy Years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical Policy on or before such times.

The Policy will be allowed to become a MEC under the Code only with your consent. If you pay a premium that would cause your Policy to be deemed a MEC and you do not consent to MEC status for your Policy, we will either refund the excess premium to you or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance premium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above.

We will pay any refund no later than 60 days after the end of the relevent Policy Year, in accordance with the requirements of the Code. We may also notify you of other options available to you to keep the Policy in compliance.

Whenever there is a "material change" under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and subject to a new seven-pay premium period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prospective adjustment formula, the Policy Account Value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in the death benefit option, the selection of additional benefits, the restoration of a terminated Policy and certain other changes.

If the benefits under your Policy are reduced, for example, by requesting a decrease in Specified Amount, or in some cases by making partial withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of Policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the Policy will become a modified endowment contract unless you request a refund of the excess premium, as outlined above. We also may offer you the choice of moving the excess premium to an advance premium deposit fund account, as outlined above. Generally, a life insurance policy which is received in exchange for a modified endowment contract or a modified endowment contract which terminates and is restored, will also be considered a modified endowment contract.

If a Policy is deemed to be a modified endowment contract, any distribution from the Policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income first) basis); distributions for this purpose include a loan, pledge, assignment or partial withdrawal. Any such distributions will be considered taxable income to the extent Accumulation Value under the Policy exceeds investment in the Policy.

A 10% penalty tax will also apply to the taxable portion of such a distribution. No penalty will apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability which can be expected to result in death or to be of indefinite duration or (iii) received as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

To the extent a Policy becomes a modified endowment contract, any distribution, as defined above, which occurs in the Policy Year it becomes a modified endowment contract and in any year thereafter, will be taxable income to you. Also, any distributions within two years before a Policy becomes a modified endowment contract will also be income taxable to you to the extent that Accumulation Value exceeds investment in the Policy, as described above. The Secretary of the Treasury has been authorized to prescribe rules which would similarly treat other distributions made in anticipation of a Policy becoming a modified endowment contract. For purposes of determining the amount of any distribution includible in income, all modified endowment contracts which are issued by the same insurer, or its affiliates, to the same policyowner during any calendar year are treated as one contract.

We believe the Policy will continue to qualify as life insurance under the Code; however, there is some uncertainty regarding this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Policy proceeds were not distributed at that time.

The foregoing summary does not purport to be complete or to cover all situations, and, as always, there is some degree of uncertainty with respect to the application of the current tax laws. In addition to the provisions discussed above, Congress may consider other legislation which, if enacted, could adversely affect the tax treatment of life insurance policies. Also, the Treasury Department may amend current regulations or adopt new regulations with respect to this and other Code provisions. Therefore, you are advised to consult a tax adviser for more complete tax information, specifically regarding the applicability of the Code provisions to your situation.

Under normal circumstances, if the Policy is not a modified endowment contract, loans received under the Policy will be construed as your indebtedness. You are advised to consult a tax adviser or attorney regarding the deduction of interest paid on loans.

Even if the Policy is not a modified endowment contract, a partial withdrawal together with a reduction in death benefits during the first 15 Policy Years may create taxable income for you. The amount of that taxable income is determined under a complex formula and it may be equal to part or all of, but not greater than, the income on the contract. A partial withdrawal made after the first 15 Policy Years will be taxed on a recovery of premium-first basis, and will only be subject to federal income tax to the extent such proceeds exceed the total amount of premiums you have paid that have not been previously withdrawn.

If you make a partial withdrawal, surrender, loan or exchange of the Policy, we may be required to withhold federal income tax from the portion of the money you receive that is includible in your federal gross income. A Policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before we make the payment. In addition, if you fail to provide us with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies us that the taxpayer identification number which has been provided is not correct, the election not to have such taxes withheld will not be effective. In any case, you are liable for payment of the federal income tax on the taxable portion of money received, whether or not an election to have federal income tax withheld is made. If you elect not to have federal income tax withheld, or if the amount withheld is insufficient, then you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. We suggest that you consult with a tax adviser as to the tax implications of these matters.

In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, tax consequences of ownership or receipt of proceeds under the Policy could differ from those stated herein. However, if ownership of such a Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the federal tax rules described above. A Policy owned by a trustee under such a plan may be subject to restrictions under ERISA and a tax adviser should be consulted regarding any applicable ERISA requirements.

The Internal Revenue Service imposes limitations on the amount of life insurance that can be owned by a retirement plan. Clients should consult their tax advisors about the tax consequences associated with the sale or distribution of the Policy from the qualified plan and the potential effect of IRS Notice 89-25.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans and others, where the tax consequences may vary depending on the particular facts and circumstances of each individual arrangement. A tax adviser should be consulted regarding the tax attributes of any particular arrangement where the value of it depends in part on its tax consequences.

Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each Policyowner and Beneficiary.

Current Treasury regulations set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. We believe we presently are and intend to remain in compliance with the diversification requirements as set forth in the regulations. If the diversification requirements are not satisfied, the Policy would not be treated as a life insurance contract. As a consequence to you, income earned on a Policy would be taxable to you in the calendar quarter in which the diversification requirements were not satisfied, and for all subsequent calendar quarters.

The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a Policyowner's control of the investments of a segregated account may cause the Policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of Policyowner control as premium allocation, investment selection, transfer privileges and investment in a division focusing on a particular investment sector. Failure to comply with any such regulation or ruling presumably would cause earnings on a Policyowner's interest in Separate Account A to be includible in the Policyowner's gross income in the year earned. However, we have reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. We believe that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether application of the regulation or ruling will be prospective. For these reasons, Policyowners are urged to consult with their own tax advisers.

The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

- CHARGES FOR JP FINANCIAL INCOME TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for variable policies, and we will include flexible premium life insurance operations in our tax return in accordance with these rules.

Currently no charge is made against the Separate Account for our federal income taxes, or provisions for such taxes, that may be attributable to the Separate Account. We may charge each Division for its portion of any income tax charged to us on the Division or its assets. Under present laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant. However, if they increase, we may decide to make charges for such taxes or provisions for such taxes against the Separate Account. We would retain any investment earnings on any tax charges accumulated in a Division. Any such charges against the Separate Account or its Divisions could have an adverse effect on the investment experience of such Division.

MISCELLANEOUS POLICY PROVISIONS

- THE POLICY

The Policy which you receive, the application you make when you purchase the Policy, any applications for any changes approved by us and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Policy.

Application forms are completed by the applicants and forwarded to us for acceptance. Upon acceptance, the Policy is prepared, executed by our duly authorized officers and forwarded to you.

We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to you.

- PAYMENT OF BENEFITS

All benefits are payable at our Service Office. We may require submission of the Policy before we grant Policy Loans, make changes or pay benefits.

- SUICIDE AND INCONTESTABILITY

SUICIDE EXCLUSION--In most states, if the Insured dies by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and we will refund premiums paid, without interest, less any Policy Debt and less any withdrawal. If the Insured commits suicide within 2 years of the effective date of any Increase in Specified Amount, our only liability with regard to the Increase will be for the sum of the Monthly Deductions for such Increase in Specified Amount.

INCONTESTABILITY--We will not contest or revoke the insurance coverage provided under the Policy after the Policy has been in force during the lifetime of the Insured for two years from the date of issue or reinstatement.

- PROTECTION OF PROCEEDS

To the extent provided by law, the proceeds of the Policy are not subject to claims by a Beneficiary's creditors or to any legal process against any Beneficiary.

- NONPARTICIPATION

The Policy is not entitled to share in our divisible surplus. No dividends are payable.

- CHANGES IN OWNER AND BENEFICIARY; ASSIGNMENT

Unless otherwise stated in the Policy, you may change the Policyowner and the Beneficiary, or both, at any time while the Policy is in force. A request for such change must be made in writing and sent to us at our Service Office. After we have agreed, in writing, to the change, it will take effect as of the date on which your written request was signed.

The Policy may also be assigned. No assignment of Policy will be binding on us unless made in writing and sent to us at our Service Office. We will use reasonable procedures to confirm that the assignment is authentic. Otherwise, we are not responsible for the validity of any assignment. Your rights and the Beneficiary's interest will be subject to the rights of any assignee of record.

- MISSTATEMENTS

If the age or sex of the Insured has been misstated in an application, including a reinstatement application, we will adjust the benefits payable to reflect the correct age or sex.

APPENDIX a

- ILLUSTRATIONS OF ACCUMULATION VALUES, CASH VALUES AND DEATH BENEFITS

Following are a series of tables that illustrate how the Accumulation Values, Cash Values and Death Benefits of a Policy change with the investment performance of the Portfolios. The tables show how the Accumulation Values, Cash Values and Death Benefits of a Policy issued to an Insured of a given age and given premium would vary over time if the return on the assets held in each Portfolio were a constant gross annual rate of 0%, 6%, and 12%. The gross rates of return do not reflect the deduction of the charges and expenses of the Portfolios. The tables on pages A-3 through A-13 illustrate a Policy issued to a male, age 45, under a standard rate non-tobacco user underwriting risk classification. The Accumulation Values, Cash Values and Death Benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

The amount of the Accumulation Value exceeds the Cash Value during the first nine Policy Years due to the Surrender Charge. For Policy Years ten and after, the Accumulation Value and Cash Value are equal, since the Surrender Charge has been reduced to zero.

The second column shows the Accumulation Value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the Accumulation Values and the fourth and seventh columns illustrate the Cash Values of the Policy over the designated period. The Accumulation Values shown in the third column and the Cash Values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates as discounted, a monthly Accumulation Value adjustment is added, and that the mortality and expense risk charge and Premium Load are charged at current rates. The current cost of insurance rates are based on the sex, issue age, policy year, and rating class of the Insured, and the Specified Amount of the Policy. The Accumulation Values shown in the sixth column and the Cash Values shown in the seventh column assume the monthly charge for cost of insurance is based upon the maximum cost of insurance rates allowable, which are based on the Commissioner's 1980 Standard Ordinary Mortality Table, and upon the maximum mortality and expense risk charges and premium load provided in the Policy, as described below. The current cost of insurance rates are different for Specified Amounts below $100,000 and above $100,000. The fifth and eighth columns illustrate the Death Benefit of a Policy over the designated period on a current and guaranteed basis, respectively. The illustrations of Death Benefits reflect the same assumptions as the Accumulation Values and Cash Values. The Death Benefit values also vary between tables, depending upon whether Option I, Option II or Option III Death Benefits are illustrated.

The amounts shown for the Death Benefit, Accumulation Values, and Cash Values reflect the fact that the net investment return of the Divisions is lower than the gross return on the assets in the Divisions, as a result of expenses paid by the Portfolios and charges levied against the Divisions.

The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .__% of the aggregate arithmetic average daily net assets of the Portfolios, plus a charge of .__% of the aggregate arithmetic average daily net assets to cover expenses incurred by the Portfolios for the twelve months ended December 31, 2003. The investment advisory fee is an arithmetic average of the individual investment advisory fees of the thirty-seven Portfolios. The .__% expense figure is an arithmetic average of the annual expenses of the Jefferson Pilot Variable Fund Portfolios, the AFIS Portfolios, the American Century VP Portfolios, the Goldman Sachs Portfolio, the Franklin Templeton Portfolios, the Fidelity VIP Portfolios, the MFS Portfolios, the PIMCO Total Return Portfolio, the ProFunds, the Scudder VIT Portfolio, and the Vanguard VIF Portfolios. Portfolio fees and expenses used in the illustrations do not reflect any expense reimbursements or fee waivers, which are terminable by the Portfolios and/or their investment advisors as described in the Policy prospectus under Fee table and in the prospectuses for the Portfolios. Expenses for the unaffiliated Portfolios were provided by the investment managers for these Portfolios and JP Financial has not independently verified such information. The policy values also take into account a daily charge to each Division for the Mortality and Expense Risks Charge, which is equivalent to a charge at an annual rate of 0.60% (0.75% guaranteed) of the average daily net assets of the Divisions in Policy Years 1 through 10; .48% (0.75% guaranteed) in Policy Years 11 through 25; and 0.36% (0.60% guaranteed) thereafter. After deduction of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -____%, ____% and _____%, respectively, on a current basis, and -____%, ____% and ____% on a guaranteed basis.

The assumed annual premium used in calculating Accumulation Value, Cash Value, and Death Benefits is net of the 2.5% state premium tax charge, the 1.25% federal income tax charge and the Premium Load, which is 3.75% in all Policy Years on a guaranteed basis. It also reflects deduction of the Monthly Deduction and addition of the Monthly Accumulation Value Adjustment. As part of the Monthly Deduction, the Monthly Acquisition Charge of 2% of the Load Basis Amount is per month in Policy Year 1 and 1% of the Load Basis Amount per month in Policy Year 2 has been deducted. The Load Basis Amount varies by sex, Issue Age and rating class of the Insured.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes or other taxes against Separate Account A since JP Financial is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the Accumulation Values, Cash Values and Death Benefits illustrated.

The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account A, and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the Policyowner varied the amount or frequency of premium payments. The tables also assume that the Policyowner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and no surrender charges imposed, and that no transfers have been made and no transfer charges imposed.

Upon request, we will provide a comparable illustration based upon the proposed Insured's age, sex and rating class, the Specified Amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing Policyowners may request illustrations based on existing Cash Value at the time of request. We reserve the right to charge an administrative fee of up to $25 for such illustrations.

                    [ILLUSTRATIONS TO BE FILED BY AMENDMENT]

To learn more about the Separate Account, Jefferson Pilot Financial Insurance Company, and the Policy, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus. Please call our Service Office at 1-800-258-3648: (1) to request a copy of the SAI; (2) to receive personalized illustrations of Death Benefits, Accumulation Values, and Surrender Values; and (3) to ask questions about the Policy or make other inquiries.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about the Separate Account and the Policy. Our reports and other information about the Separate Account and the Policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-4160

                              ENSEMBLE ACCUMULATOR
                        VARIABLE UNIVERSAL LIFE INSURANCE

                                   Offered by

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

                                ONE GRANITE PLACE

                          CONCORD, NEW HAMPSHIRE 03301


                       STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information contains information in addition to the information in the current Prospectus for the Jefferson Pilot Financial Insurance Company Ensemble Accumulator Variable Universal Life Insurance Policy (the "Policy") offered by Jefferson Pilot Financial Insurance Company (the "Company"). You may obtain a copy of the Prospectus dated May 1, 2004 by calling 1-800-258-3648, ext. 5394, or by writing the Service Center, One Granite Place, P.O. Box 515, Concord, New Hampshire 03302-0515. The defined terms used in the current Prospectus for the Policy are also used in this Statement of Additional Information.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUSES FOR THE POLICY AND THE UNDERLYING FUNDS.


                               DATED: MAY 1, 2004

                                TABLE OF CONTENTS

                                                                           PAGE
Jefferson Pilot Financial Insurance Company                                  3

More Information About the Policy                                            3

Administration                                                               4

Records and Reports                                                          4

Custody of Assets                                                            4

Administrator                                                                5

Principal Underwriter                                                        5

Distribution of the Policy                                                   5

Performance Data and Calculations                                            5
    Money Market Division Yield                                              5
    Division Total Return Calculations                                       6
    Other Information                                                        8

Registration Statement                                                       9

Experts                                                                      9

Financial Statements - Jefferson Pilot Financial Insurance Company          10

Financial Statements - JPF Separate Account A

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

Effective April 30, 1997, the Company, then known as Chubb Life Insurance Company of America, was acquired by Jefferson-Pilot Corporation from The Chubb Corporation. Effective May 1, 1998, the Company changed its name to Jefferson Pilot Financial Insurance Company.

Effective August 1, 2000, Alexander Hamilton Life Insurance Company of America ("Alexander Hamilton Life") and Guarantee Life Insurance Company ("GLIC") merged with and into the Company, with the Company as the surviving entity. Both Alexander Hamilton Life and GLIC were affiliates of the Company. Alexander Hamilton Life was a stock life company initially organized under the laws of the State of North Carolina in 1981, and reincorporated in the State of Michigan in September 1995. GLIC was a stock life insurance company incorporated under the laws of the State of Nebraska. GLIC originally was organized in 1901 as a mutual assessment association and, after a period as a mutual life insurance company, became a stock life insurance company on December 26, 1995.

Upon the merger, the existence of Alexander Hamilton Life and GLIC ceased, and the Company became the surviving company. At the time of the merger, the Company assumed all of the variable annuity contracts issued by Alexander Hamilton and the applicable separate account became a separate account of the Company. GLIC did not have separate accounts or insurance contracts registered with the SEC.

In approving the merger on July 14, 2000, the boards of directors of the Company, Alexander Hamilton Life and GLIC determined that the merger of three financially strong stock life insurance companies would result in an overall enhanced capital position and reduced expenses, which together, would be in the long-term interests of their respective contract owners. On July 14, 2000, the respective 100% stockholders of the Company, Alexander Hamilton Life and GLIC voted to approve the merger. In addition, the Nebraska Department of Insurance approved the merger.

                        MORE INFORMATION ABOUT THE POLICY

GROUP OR SPONSORED ARRANGEMENTS

Policies may be purchased under group or sponsored arrangements. A group arrangement includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. A sponsored arrangement includes a program under which an employer permits a group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

We may modify, or provide one time or periodic credits which have the effect of modifying, the following types of charges for Policies issued in connection with group or sponsored arrangement: the cost of insurance charge, surrender or withdrawal charges, administrative charges, charges for withdrawal or transfer and charges for optional rider benefits. We may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis; actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. We may also specify different minimum Specified Amounts at issue for Policies issued in connection with group or sponsored arrangements.

We may also modify or provide one time or periodic credits which have the effect of modifying, certain charges or modify or eliminate certain underwriting requirements for Policies issued in connection with an exchange of another JP Financial policy or a policy of any JP Financial affiliate.

The amounts of any reduction or credit, the charges to be reduced or credits to be provided, the elimination or modification of underwriting requirements and the criteria for applying a reduction, credit, elimination, or modification will generally reflect the reduced sales administrative effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction, credit, elimination, or modification. No reduction, credit, elimination, or modification will be made where prohibited by law or which would be unfairly discriminatory.

                                 ADMINISTRATION

The Company or its affiliates will provide administrative services. The services provided by the Company or its affiliates include issuance and redemption of the Policy, maintenance of records concerning the Policy and certain Owner services.

If the Company or its affiliates do not continue to provide these services, the Company will attempt to secure similar services from such sources as may then be available. Services will be purchased on a basis which, in the Company's sole discretion, affords the best service at the lowest cost. The Company, however, reserves the right to select a provider of services which the Company, in its sole discretion, considers best able to perform such services in a satisfactory manner even though the costs for the service may be higher than would prevail elsewhere.

                               RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by the Company. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, the Company will mail to you at your last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. You will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                                CUSTODY OF ASSETS

Jefferson Pilot Investment Advisory Corporation, an affiliate of the Company, maintains the books and records regarding the Separate Account's investment in the Portfolios. The assets of the Portfolios are held in the custody of the custodian for each Portfolio. See the prospectuses for the Portfolios for information regarding custody of the Portfolios' assets. The assets of each of the Divisions of the Separate Account are segregated and held separate and apart from the assets of the other Divisions and from the Company's General Account assets. The nature of the business of Jefferson Pilot Investment Advisory Corporation is an Investment Advisor and Administrator. The principal business address is: One Granite Place, Concord, NH 03301.

                                  ADMINISTRATOR

Jefferson Pilot Investment Advisory Corporation, an affiliate of the Company, maintains records of all purchases and redemptions of Portfolio shares by each of the Divisions.

                              PRINCIPAL UNDERWRITER

The Company, on its own behalf and on behalf of the Separate Account, entered into an Agreement with Jefferson Pilot Variable Corporation ("JPVC"), One Granite Place, Concord, NH to serve as principal underwriter for the continuous offering of the Policies. JPVC is a wholly-owned subsidiary of Jefferson-Pilot Corporation and is an affiliate of the Company. During the years ended December 31, 2002 and December 31, 2003, JPVC received $41,564,380 and $____________, respectively, in brokerage commissions and did not retain any of these commissions.

                           DISTRIBUTION OF THE POLICY

The Policy will be sold by individuals who, in addition to being licensed as Life insurance agents for us, are also registered representatives of broker-dealers who have entered into written sales agreements with JPVC. Any such broker-dealers will be registered with the SEC and will be members of the National Association of Securities Dealers, Inc. We may also offer and sell policies directly.

We will pay commissions under various schedules and accordingly commissions will vary with the form of schedule selected. In any event, commissions to registered representatives are not expected to exceed 95% of first year target premium and 5% of first year excess premium, and 5% of target premium for the second through the tenth Policy Years for both renewals and excess premium. Compensation arrangements vary among broker-dealers. The Target premium varies by sex, Issue Age, rating class of the Insured and Specified Amount. Override payments, expense allowances and bonuses based on specific production levels may be paid. Alternative Commission Schedules will reflect differences in up-front commissions versus ongoing compensation. Except as described in the prospectus, no separate deductions from premiums are made to pay sales commissions or sales expenses.

                        PERFORMANCE DATA AND CALCULATIONS

From time to time we may include in our marketing materials performance of the Divisions as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Policy owner. Also please note that performance figures shown do not reflect any applicable taxes.

MONEY MARKET DIVISION YIELD

We may include the yield of the Money Market Division in our marketing materials. The Yield of the Money Market Division for a seven-day period is calculated using a standardized method described in the rules of the

Securities and Exchange Commission. Under this method, the yield quotation is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of the Money Market Division at the beginning of such seven-day period, subtracting a hypothetical charge reflecting deductions from Policyowner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting yield figure carried to at least the nearest 100th of 1%. Not included in the calculation is the monthly deduction, which consists of the cost of insurance charge, an administrative expense charge, an acquisition charge, and the cost of any optional benefits. Seven-day yield also does not include the effect of the premium tax charge, federal DAC tax charge, the premium load deducted from premium payments, any applicable surrender charge, or the guaranteed monthly accumulation value adjustment. If the yields shown included those charges, the yield shown would be significantly lower.

The seven-day yield of the Money Market Division as of December 31, 2003 was 0.__%.

The yield on amounts held in the Money Market Division normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Division's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the JPVF Money Market Portfolio, the types and quality of portfolio securities held by the JPVF Money Market Portfolio, and its operating expenses.

DIVISION TOTAL RETURN CALCULATIONS

The Company may from time to time also disclose average annual total returns for one or more of the Divisions for various periods of time. The following table reflects the performance of the Divisions, including deductions for management and other expenses of the Divisions. It is based on an assumed initial investment of $10,000. A Division's total return represents the average annual total return of that Division over a particular period. The performance is based on each Division's unit value and includes a mortality and expense risk charge and underlying Portfolio charges. Not included in the calculation is the monthly deduction, which consists of the cost of insurance charge, an administrative expense charge, an acquisition charge, and the cost of any optional benefits. This calculation of total return also does not include the effect of the premium tax charge, federal DAC tax charge, the premium load deducted from premium payments, any applicable surrender charge, or the guaranteed monthly accumulation value adjustment. If the returns shown included such charges, the returns shown would be significantly lower. Total return figures for periods less than one year are not annualized.

The total rate of return (T) is computed so that it satisfies the formula:

                         P(1+T)(TO THE POWER OF n) = ERV

    where:

  P   =   a hypothetical initial payment of $10,000.00

  T   =   average annual total return
  n   =   number of years
ERV   =   ending redeemable value of a hypothetical $10,000.00 payment made at the beginning of the one, three, five, or ten-year period as of the end of the period (or fractional portion thereof).

                           AVERAGE ANNUAL TOTAL RETURN

                                       CUM.     CUM.
                          INCEPTION   RETURN   RETURN    1      3      5      10     SINCE
   DIVISION               DATE (1)      QTD     YTD     YEAR   YEAR   YEAR   YEAR   INCEPTION
JPVF Mid-Cap Growth        05/01/01
JPVF Growth                01/01/98
JPVF Emerging Growth       05/01/95
ProFund VP
 Technology (2)            01/22/01
Goldman Sachs
 Capital Growth (2)        12/01/00
JPVF Capital Growth        05/01/92
JPVF Small Company         04/18/86
Scudder VIT Small Cap
 Index (2)(3)              08/22/97
Vanguard(R) VIF
Small Company
 Growth                    06/03/96
American Century VP
International              05/01/94
Fidelity VIP Growth        10/09/86
MFS(R) Research            07/26/95
JPVF Mid-Cap Value         05/01/01
ProFund VP
  Healthcare (2)           01/22/01
American Century VP
   Value (4)               05/01/96
JPVF International
   Equity                  01/01/98
Vanguard(R) VIF Mid-Cap
   Index                   02/09/99
ProFund VP
   Financial (2)           01/22/01
JPVF Small-Cap Value       05/01/01
JPVF S&P 500
   Index (2)(5)            05/01/00
JPVF Value                 05/01/92
Fidelity VIP
   Equity-Income           10/09/86
Templeton Foreign
   Securities (6)          05/01/92
MFS(R) Utilities           01/03/95
JPVF World Growth
   Stock                   08/01/85
Fidelity VIP
   Contrafund(R)           01/03/95
Vanguard(R) VIF
   REIT Index              02/09/99
JPVF Balanced              05/01/92

JPVF High Yield Bond       01/01/98
PIMCO Total
   Return (2)              12/31/97
JPVF Money Market          08/01/85

(1) The Inception Date is the date of inception of the underlying Portfolios, which may be prior to the date the Separate Account or a Division thereof commenced operations. The performance for a Division prior to the inception date of the Division is calculated on a hypothetical basis by applying the Policy charges at the rates currently charged to the historical performance of the corresponding Portfolio as if the Policy has been in existence back to the inception date of the Portfolio.

(2) The total returns of these Portfolios reflect that the investment adviser waived all or part of its fee or reimbursed the Portfolio for a portion of its expenses. Without these arrangements, total returns would have been lower.

(3) The inception date of Class B shares, in which this Division invests, was 05/01/02. The performance shown for the period from 08/22/97 through 04/30/02 was based on the historical performance of the Portfolio's Class A shares, adjusted to reflect charges applicable to Class B shares.

(4) The inception date of Class II shares, in which this Division invests, was 08/15/01. The performance shown for the period from 05/01/96 through 08/14/01 was based on the historical performance of the Portfolio's Class I shares, adjusted to reflect charges applicable to the Class II shares.

(5) S&P 500 is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Jefferson Pilot Variable Corporation. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the Policy.

(6) The inception date of Class 2 shares, in which this Division invests, was 05/01/97. The performance shown for the period from 05/01/92 through 04/30/97 is based on the historical performance of the Portfolio's Class 1 shares, adjusted to reflect charges applicable to the Class 2 shares. Effective 05/01/02, Templeton International Securities Fund changed its name to Templeton Foreign Securities Fund.

OTHER INFORMATION

The following is a partial list of those publications which may be cited in advertising or sales literature describing investment results or other data relative to one or more of the Divisions. Other publications may also be cited.

      Broker World                                      Financial World
      Across the Board                                  Advertising Age
      American Banker                                   Barron's
      Best's Review                                     Business Insurance
      Business Month                                    Business Week
      Changing Times                                    Consumer Reports
      Economist                                         Financial Planning
      Forbes                                            Fortune

      Inc.                                              Institutional Investor
      Insurance Forum                                   Insurance Sales
      Insurance Week                                    Journal of Accountancy
      Journal of the American Society of CLU & ChFC     Journal of Commerce
      Life Insurance Selling                            Life Association News
      MarketFacts                                       Manager's Magazine
      National Underwriter                              Money
      Morningstar, Inc.                                 Nation's Business
      New Choices (formerly 50 Plus)                    New York Times
      Pension World                                     Pensions & Investments
      Rough Notes                                       Round the Table
      U.S. Banker                                       VARDs
      Wall Street Journal                               Working Woman

                             REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Polices discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus for the Policies or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, preference should be made to the instruments filed with the Securities and Exchange Commission.

                                     EXPERTS

The financial statements of JPF Separate Account A of Jefferson Pilot Financial Insurance Company as of December 31, 2003 and for the two years in the period ended December 31, 2003, appearing in this Statement of Additional Information and this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Jefferson Pilot Financial Insurance Company as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in the prospectus and this Statement of Additional Information, including the Hypothetical Policy illustrations included herein, have been approved by Peter V. Susi, FSA, MAAA, Vice President, Life Product Management, of Jefferson Pilot Financial Insurance Company, and are included in reliance upon his opinion as to their reasonableness.

                              FINANCIAL STATEMENTS

The financial statements of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jefferson Pilot Financial Insurance Company and Subsidiaries as of December 31, 2003 and 2002 and for the three years ended December 31, 2003 -- TO BE ADDED BY AMENDMENT

JPF Separate Account A of Jefferson Pilot Financial Insurance Company as of December 31, 2003 and for the two years in the period ended December 31, 2003 -- TO BE ADDED BY AMENDMENT

PART C

                                OTHER INFORMATION

Item 27. EXHIBITS
(a) Resolution of Board of Directors of The Volunteer State Life Insurance Company, adopted at a meeting held on August 20, 1984.Fn1

(b) Not applicable.

(c) (i)    Underwriting Agreement between The Volunteer State Life Insurance
Company and Chubb Securities Corporation.Fn2

    (ii) Amendment to Underwriting Agreement between The Volunteer State Life Insurance Company and Chubb Securities Corporation.Fn2

    (iii) Specimen District Manager's Agreement of Chubb Securities Corporation.Fn2

    (iv) Specimen Sales Representative's Agreement of Chubb Securities Corporation.Fn1

    (v)    Schedule of Commissions. (To be filed by Amendment)

(d) (i)    Specimen Policy. (To be filed by Amendment)

    (ii)   Specimen Riders.

        (a)   Specimen Accelerated Benefits Rider. Fn3

        (b)   Specimen Accidental Death Benefit Rider. Fn3

        (c)   Specimen Automatic Increase Rider. Fn3

        (d)   Specimen Accelerated Benefits Rider. Fn3

        (e)   Specimen Guaranteed Death Benefit Rider. Fn3)

        (f)   Specimen Guaranteed Insurability Option Rider. Fn3

        (g)   Specimen Supplemental Coverage Rider. Fn3

        (h)   Specimen Supplemental Coverage Rider. Fn3

        (i)   Specimen Spouse Term Insurance Rider. Fn3

        (j)   Specimen Disability Waiver of Monthly Deduction Benefit
                       Rider. Fn3

        (k)   Specimen Disability Waiver of Specified Premium Benefit
                        Rider. Fn3

        (l)   Children's Term Insurance Rider.Fn10

(e) Specimen Application. Fn3

(f) (i)    Amended and Restated Articles of Incorporation and Redomestication of
            Jefferson Pilot Financial Insurance Company.Fn8

    (ii)   By-Laws of Jefferson Pilot Financial Insurance Company.Fn8

(g) Reinsurance Agreement. Fn3

(h) Participation Agreements.

    (i) Fund Distribution Agreement between Jefferson Pilot Variable Fund, Inc. and Jefferson Pilot Variable Corporation. Fn5

    (ii) Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation, and Jefferson Pilot Financial Insurance Company. Fn3

    (iii) Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc., and Chubb Life Insurance Company. Fn2

    (iv) (a) Participation Agreement among Variable Insurance Product Fund, Fidelity Distributors Corporation, and Chubb Life Insurance Company of America. Fn4

         (b)  Addendum to the Participation Agreement. Fn4

         (c)  Addendum to the Participation Agreement. Fn4

    (v) (a)   Participation Agreement among Variable Insurance Product Fund II,
               Fidelity Distributors Corporation, and Chubb Life Insurance Company of America. Fn4

         (b)  Addendum to the Participation Agreement. Fn4

         (c)  Addendum to the Participation Agreement. Fn4

    (vi) (a)  Participation Agreement by and among Goldman Sachs Variable
               Insurance Trust and Jefferson Pilot Financial Insurance Company. (To be filed by Amendment)

         (b) Administrative Services Agreement by and among Goldman Sachs Variable Insurance Trust, Goldman Sachs Asset Management, LP, and Jefferson Pilot Financial Insurance Company. (To be filed by Amendment)

    (vii) Shareholder Services Agreement by and between Jefferson Pilot Financial Insurance Company, Jefferson Pilot LifeAmerica Insurance Company, and American Century Investment Services, Inc.Fn9

    (viii) Participation Agreement between MFS Variable Insurance Trust, Chubb Life Insurance Company of America, and Massachusetts Financial Services Company. Fn2

    (ix) Fund Participation Agreement by and among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc., Jefferson

           Pilot Financial Insurance Company, and Jefferson Pilot LifeAmerica Insurance Company. Fn3

    (x) (a) Participation Agreement between Jefferson Pilot Financial Insurance Company and Jefferson Pilot LifeAmerica Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC. Fn7

        (b)   PIMCO Variable Insurance Trust Services Agreement. Fn3

    (xi) Participation Agreement among Jefferson Pilot Financial Insurance Company, ProFunds, and ProFund Advisors LLC. Fn3

    (xii) (a) Business Agreement by and among Jefferson Pilot Financial Insurance Company, Jefferson Pilot Variable Corporation, American Funds Distributors, Inc., and Capital Research and Management Company. Fn3
          (b) Fund Participation Agreement among Jefferson Pilot Financial Insurance Company, American Funds Insurance Series, and Capital Research and Management Company. Fn3

(i) Not Applicable.

(j) Not Applicable.

(k) Legal Opinion. (To be filed by Amendment)

(l) Actuarial opinion and consent. (To be filed by Amendment)

(m) Sample calculation of items illustrated. (To be filed by Amendment)

(n) Consent of Independent Auditors. (To be filed by Amendment)

(o) Not Applicable.

(p) Not Applicable.

(q) Procedures Memorandum pursuant to Rule 6e-3(T)(6)(12)(iii). (To be filed by Amendment)

----------
1. Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Registration Statement on Form S-6 dated April 17, 1996 (File No. 33-7734).

2. Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-6 dated April 19, 2000 (File No. 333-93367).

3. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-6 of JPF Separate Account A of Jefferson Pilot Financial Insurance Company dated April 24, 2003 (File No. 333-93337).

4. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 of the JPF Variable Annuity Separate Account, dated June 9, 2000 (File No. 333-94539).

5. Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-1A of Jefferson Pilot Variable Fund, Inc., dated March 2, 1998 (File No. 2-94479).

6. Incorporated by reference to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-6 filed April 18, 2001 (File No. 333-93367).

7. Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 of the JPF Variable Annuity Separate Account, dated April 22, 2002 (File No. 333-94539).

8. Incorporated by reference to Registration Statement on Form N-4 of the JPF Variable Annuity Separate Account II, filed August 1, 2000 (File No. 333-42742).

9. Incorporated by reference to Post-Effective Amendment No. 4 on Form N-6 to Registrant's Registration Statement on Form S-6 filed February 10, 2003 (File No. 333-93367).

10.Incorporated by reference to Post-Effective Amendment No. 22 on Form N-6 to
   Registrant's Registration Statement on Form S-6, filed April 29, 2003 (File No. 033-07734).

Item 28. DIRECTORS AND OFFICERS
         JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

NAME AND PRINCIPAL             POSITION AND OFFICES
BUSINESS ADDRESS               WITH DEPOSITOR
--------------------------------------------------------------------------------
Robert D. Bates                Director, Executive Vice President
8801 Indian Hills Drive
Omaha, Nebraska 68114

Dennis R. Glass                Director, President

Kenneth C. Mlekush             Director, Vice Chairman

Hoyt J. Phillips               Director, Senior Vice President

David A. Stonecipher           Director, Chairman and Chief Executive Officer

Charles C. Cornelio            Executive Vice President

John C. Ingram                 Executive Vice President

Mark E. Konen                  Executive Vice President

Warren H. May                  Executive Vice President

Theresa M. Stone               Executive Vice President, Chief Financial Officer

Reggie D. Adamson              Senior Vice President

Ronald R. Angarella            Senior Vice President
One Granite Place
Concord, NH 03301

Sandra K. Callahan             Senior Vice President

Leonard A. Cavallaro           Senior Vice President

C. Phillip Elam, II            Senior Vice President, Corporate Actuary

Donald M. Kane                 Senior Vice President

Paul D. Oscher                 Senior Vice President

Robert W. Powell               Senior Vice President

William L. Seawell, II         Senior Vice President

Richard T. Stange              Senior Vice President and General Counsel

Robert A. Reed                 Vice President, Secretary

Russell C. Simpson             Vice President and Treasurer

John A. Weston                 Vice President
One Granite Place
Concord, NH 03301

Except as otherwise noted, the principal business address for each officer and director listed is 100 N. Greene Street, Greensboro, North Carolina 27401.

Item 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

         See Annual Report on Form 10-K of Jefferson-Pilot Corporation, File No. 1-5955, filed March 27, 2003.

Item 30. INDEMNIFICATION

         The following provisions regarding the indemnification of underwriters and affiliated persons of Registrant are applicable:

         Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amounts paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

         Article 6 of the Amended and Restated Charter of Jefferson Pilot Financial Insurance Company states: "The Corporation shall have the power to indemnity its directors to the fullest extent permitted by law."

         Under the terms of the Underwriting Agreement, Depositor agrees to indemnify the distributor for any liability that the latter may incur to a Policyowner or party-in-interest under a Policy (a) arising out of any act or omission in the course of or in connection with rendering services under such Agreement, or (b) arising out of the purchase, retention or surrender of a Policy; provided that the Depositor will not indemnify the Distributor for any such liability that results from the latter's willful misfeasance, bad faith or gross negligence, or from the reckless disregard by the latter of its duties and obligations under the Underwriting Agreement.

         The By-laws of the Distributor, Jefferson Pilot Variable Corporation, provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of North Carolina law.

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers, or controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. PRINCIPAL UNDERWRITERS

         Jefferson Pilot Variable Corporation ("JPVC") serves as principal underwriter and distributor of the Policies. JPVC is a wholly-owned subsidiary of Jefferson-Pilot Corporation. JPVC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of the National Association of Securities Dealers, Inc.

         Jefferson Pilot Financial Insurance Company does not pay JPVC any commission or other compensation.

         JPVC also serves as distributor for the JPF Separate Account C, Jefferson Pilot Variable Annuity Separate Account and Jefferson Pilot Variable Annuity Separate Account II, all of which are separate accounts of Jefferson Pilot Financial Insurance Company.

         JPVC serves as the distributor for JPF Separate Account B and JPF Separate Account D, which are separate accounts of Jefferson Pilot LifeAmerica Insurance Company, a subsidiary of Jefferson Pilot Financial Insurance Company.

         JPVC also serves as principal underwriter for Jefferson Pilot Variable Fund Inc.

         Following are the officers and directors of JPVC. The principal business address of each of the officers and directors listed below is One Granite Place, Post Office Box 515, Concord, New Hampshire 03301.

OFFICERS

Ronald R. Angarella         President
David K. Booth              Vice President, Marketing
W. Thomas Boulter           Vice President and Chief Compliance Officer
John A. Weston              Treasurer and Chief Financial Officer
Craig D. Moreshead          Secretary
Lisa S. Clifford            Assistant Vice President, Compliance
Donna M. Wilbur             Assistant Treasurer

DIRECTORS

Ronald R. Angarella
Charles C. Cornelio
Carol R. Hardiman

Item 32. LOCATION OF ACCOUNTS AND RECORDS

         The Depositor, Jefferson Pilot Financial Insurance Company and the principal Underwriter, Jefferson Pilot Variable Corporation, are located at One Granite Place, Concord, New Hampshire 03301.

         Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 33. MANAGEMENT SERVICES

         None.

Item 34. REPRESENTATION OF REASONABLENESS OF FEES AND CHARGES

         Jefferson Pilot Financial Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Jefferson Pilot Financial Insurance Company.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, JPF Separate Account A, certifies that it meets all of the requirements for effectiveness of this registration statement under rule 485(b) under the Securities Act and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in Concord, New Hampshire on the 24th day of February, 2004.


(SEAL)                             JPF SEPARATE ACCOUNT A
                                     (Registrant)
                                   By: JEFFERSON PILOT FINANCIAL INSURANCE
                                       COMPANY OF AMERICA (Depositor)

                                   By: /s/ Russell C. Simpson
                                   -------------------------------------------
                                           Russell C. Simpson


                                   Title:  Treasurer
                                   -------------------------------------------

                                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                                   (Depositor)

                                   By: /s/ Charles C. Cornelio
                                       ---------------------------------------
                                           Charles C. Cornelio

                                   Title: Executive Vice President
                                          ------------------------------------

ATTEST:

/s/ Ronald R. Angarella
--------------------------------
Ronald R. Angarella
Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURES                    TITLE                      DATE
----------                    -----                      ----
/s/ David A. Stonecipher      Director; Chairman of      February 24, 2004
---------------------------   the Board and Chief
    David A. Stonecipher      Executive Officer

/s/ Kenneth C. Mlekush
---------------------------   Director; Vice Chairman    February 24, 2004
    Kenneth C. Mlekush

/s/ Dennis R. Glass           Director; President        February 24, 2004
---------------------------
    Dennis R. Glass

/s/ Reggie Adamson            Senior Vice President      February 24, 2004
---------------------------   and Chief Accounting
    Reggie Adamson            Officer

/s/ Robert D. Bates           Director; Executive        February 24, 2004
---------------------------   Vice President
    Robert D. Bates

/s/ Hoyt J. Phillips          Director; Senior           February 24, 2004
---------------------------   Vice President
    Hoyt J. Phillips

/s/ Theresa M. Stone          Executive Vice President   February 24, 2004
---------------------------   and Chief Financial
    Theresa M. Stone          Officer